EXECUTIVE INFORMATIONAL OVERVIEW

Amarin Corporation plc 7 Curzon Street London W1J 5HG England P: +44 (0) 20 7499 9009 F: +44 (0) 20 7499 9004 www.amarincorp.com

Neurological Disease-Focused Biopharmaceutical Opportunity

Snapshot	October 11, 2005

Amarin Corporation plc (“Amarin” or “the Company”) is a neuroscience company focused on the research, development, and commercialization of novel drugs to treat central nervous system (CNS) disorders, with a particular emphasis on neurological diseases and disorders. The Company’s most advanced product, Miraxion™, is in Phase III development for Huntington’s disease (HD)† and in Phase II for depressive disorders. The Company is using a proprietary technology platform based on an understanding of the chemical nature of the brain. Amarin’s lipophilic drugs are predominantly fat-soluble and thus can easily cross the blood-brain barrier into the brain, conferring many advantages over traditional treatments. HD is a lethal, autosomal dominant, genetic disease, characterized by severe movement disorder, dementia, and psychiatric disturbance. There is currently no approved treatment for this disease in the U.S. Miraxion™ has been granted Fast Track designation by the U.S. Food and Drug Administration (FDA) for HD and has received Orphan Drug Status in the U.S. and Europe. Depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. and representing a $14 billion market dominated by selective serotonin reuptake inhibitors (SSRIs). About one-third of depressed patients fail to respond to standard drugs and another third show only partial response. Miraxion™ has been shown in Phase II clinical trials to benefit those individuals who do not respond to current anti-depressants. Amarin is listed on the NASDAQ small cap market under the symbol AMRN. The Company is headquartered in London, England, with a research and development facility in Stirling, Scotland.

Recent Financial Data

Ticker (Exchange)	AMRN (NASDAQ)

Recent Price (10/10/05)	$1.33
52-Week Range	$0.88-4.35
Shares Outstanding	51.5 million
Market Cap.	$68.5 million
Average 3-month volume	42,481
Insider +5% Owners	42%
Institutional Owners	20%
EPADS (qtr. ended 06/30/05)	($0.13)
Employees	25

Key Points

•

Initial Phase III clinical trials for Miraxion™ in HD have been completed and have identified a large sub-group of patients that responded. Final Phase III trials are underway (under Special Protocol Assessment [SPA]) targeting this sub-group.

•

Miraxion™ has been granted Fast Track designation by the U.S. FDA for HD and has received Orphan Drug Status in the U.S. and Europe. The potential annual market for an effective HD treatment is forecast to be in excess of $250 million in the U.S. and $500 million worldwide.

•

Six Phase IIa placebo-controlled trials have been conducted to date with Miraxion™ in depressive disorders, each showing a benefit in favor of Miraxion™. Analysis from three of the trials demonstrated significant clinical benefits using Miraxion™ in depressed patients with melancholic features—a market estimated at $2 billion to $3 billion in the U.S. alone.

•

The use of Miraxion™ for depression is protected by a widely granted patent position until 2017. Other pending patents for Miraxion™ will, if granted, provide protection through at least 2023 for both HD and depression (and related CNS disorders). Amarin’s broad intellectual property estate also contains patents for second-generation Miraxion™ and novel technology platforms.

•

Amarin has significant “insider” holdings, with the Board currently owning 31% of the Company, including an 18% interest held by Amarin chairman, Mr. Thomas Lynch. Directors and executive officers of Amarin invested $11.2 million collectively in the October 2004 and May 2005 financings. In May 2005, the Company completed a registered offering with institutional and other accredited investors of 13.7 million American Depository Shares (ADSs), for gross proceeds of $17.8 million ($16.8 million after fees and expenses).

† BOLD WORDS ARE REFERENCED IN GLOSSARY ON PAGES 48-53

Executive Informational Overview	Page 2

Executive Overview

Amarin Corporation plc (“Amarin” or “the Company”) is a neuroscience company focused on the research, development, and commercialization of novel drugs for the treatment of central nervous system (CNS) disorders using a proprietary technology platform based on an understanding of the chemical composition of the brain. Unlike most organs in the body, the brain is 60% fat (phospholipid) and 30% protein. Similar to the way in which oil and water do not mix, most drugs that easily dissolve in water do not readily penetrate the brain.

Amarin’s lipophilic drugs are predominantly fat-soluble and therefore easily cross the blood-brain barrier. The majority of pharmaceuticals marketed to treat neurological and psychiatric disorders have mechanisms of action that target receptors (surface proteins embedded in the phospholipid membrane) or neurotransmitters in the brain. Amarin’s novel proprietary technology targets the biochemical imbalances in the phospholipids themselves.

Amarin’s first lipophilic product to use this technology is Miraxion™, in Phase III development for Huntington’s disease (HD) and in Phase II development for depressive disorders. Table 1 summarizes the status of the Company’s product development pipeline, including product, indication, status, and partnerships in place (as information has been made publicly available by the Company). Below, is an introduction to these products; extensive details are provided within the Core Story Section of this Executive Informational Overview® (EIO®).

Miraxion™

Miraxion™ is a semi-synthetic, highly purified (≈97%) derivative of (all-cis)-5,8,11,14,17-eicosapentaenoic acid (ethyl-EPA). It is a long chain of highly unsaturated fatty acid. A similar product, Epadel, has been sold in Japan for approximately 15 years and has been used by more than two million patients for the treatment of hyperlipidemia and arteriosclerosis obliterans. No significant side effects other than mild and transient gastrointestinal disturbances have been reported, which accords with Amarin’s own experience with Miraxion™.

Executive Informational Overview	Page 3

Huntington’s disease (HD)

HD is a lethal, autosomal dominant, genetic disease, characterized by severe movement disorder, dementia, and psychiatric disturbance. It is believed to be caused by a genetic mutation of cytosine, adenosine, and guanine (CAG) polymorphic trinucleotide repeat, with a direct link between CAG repeat length and age of onset, disease progression, and the clinical symptoms. CAG repeat length can be measured by a genetic blood test.

In the U.S., there are approximately 30,000 individuals diagnosed with HD and approximately 200,000 considered ‘at-risk’ for developing the disease (with similar numbers in Europe). Currently, there are no approved treatments in the U.S. for HD. It is estimated that the total annual cost of caring for patients with symptoms of HD is approximately $2.5 billion (Source: U.S. HD Economics. Babson College 2001.). As such, the Company believes that the market for an effective treatment could be in excess of $250 million in the U.S. and $500 million worldwide.

Miraxion™ for HD

The mechanism of action for Miraxion™ in HD is believed to involve stabilization of neuronal cell membranes and mitochondrial integrity of suffering neurons, which degenerate as the disease progresses, thereby preventing or slowing progression from neuronal dysfunction to apoptosis. Slowing or preventing neuronal cell death leads to an improvement of signal transduction resulting in significant enhancements in motor dysfunction in HD patients. Interference with the apoptotic cascade is a unique characteristic of Miraxion™. It is also known to have neuro-anti-inflammatory and neuro-anti-apoptotic effects. Miraxion™ has been granted Fast Track designation by the U.S. Food and Drug Administration (FDA) for HD and has received Orphan Drug Status in the U.S and Europe.

Following positive results with Miraxion™ for HD in earlier Phase II studies, a 135-patient 12-month Phase III double-blind, placebo-controlled trial was initiated in 2001. In February 2003, Amarin announced the results of this study outlining that although statistical significance was not achieved in the “Intent to Treat” group, primarily due to a high number of severely ill HD patients who did not comply with the protocol, those patients that complied with the protocol (“Per Protocol”) showed a strong trend towards statistical significance.

The Company had additionally pre-specified in the protocol of the initial Phase III clinical trial that it would examine the response of HD patients to Miraxion™ based on their genetic makeup. Analysis of the clinical data from the initial Phase III study identified a group of HD patients with a specific gene variant that responded to Miraxion™ with statistical significance. This group had a CAG repeat length of less than or equal to 44. It is estimated that patients with such a repeat length represent approximately 70% of all HD patients. Based on the strength of the response in the genetic sub-group, Amarin planned further Phase III clinical trials in the U.S. and Europe.

On June 9, 2005, the Company announced that U.S. investigators had completed a meeting for the upcoming U.S. Phase III clinical trial for the treatment of HD; and on June 14, announced that the Huntington’s Study Group (HSG), an organization of the leading researchers and neurologists in the U.S., had commenced recruitment for the U.S. Phase III clinical trial of Miraxion™ in HD. The HSG will be conducting a clinical study (TREND-HD) of Miraxion™ in persons 35 years of age or older who have mild to moderate HD. The involvement of the HSG is expected to accelerate recruitment to the trial and ensure accurate rating of patients. A second Phase III clinical trial of Miraxion™ in HD will be conducted in Europe in collaboration with Icon, plc and EURO-HD.

On September 12, 2005, Amarin announced that it had reached an agreement with the U.S. FDA under the Special Protocol Assessment (SPA) procedure for the design of two pivotal Phase III clinical trials of Miraxion™ in HD. The SPA is a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials. The U.S. and European trials will be multi-center, randomized, double-blind, placebo-controlled studies of Miraxion™ at 43 sites in the U.S. and up to 28 sites in Europe. The trials are expected to involve a total of up to 540 HD patients, with approximately 300 in the U.S. Phase III trial and approximately 240 in the European Phase III trial over a 6 month period.

Executive Informational Overview	Page 4

Depressive Disorders

A depressive disorder is an illness that involves the body, mood, and thoughts. It affects the way a person eats and sleeps, the way one feels about oneself, and the way one thinks about things. A depressive disorder is not the same as a passing blue mood. Approximately 19 million Americans (9.5% of the adult population) suffer from depressive illnesses every year. U.S. sales of antidepressants approximate $14 billion annually—dominated by selective serotonin reuptake inhibitors (SSRIs) such as Prozac, Celexa, Zoloft, and Paxil. However, about one-third of patients with depression fail to respond to standard drugs and another third show only partial response. More than half of Americans affected by a depressive disorder suffer from major depressive disorder (MDD), with the remainder suffering from dysthymic disorder (chronic mild depression).

Melancholic depression represents one of two subtypes of MDD recognized by the Diagnostic and Statistical Manual of Mental Disorders (DSM-IV), the main diagnostic reference of mental health professionals in the U.S. (published by the American Psychiatric Association, Washington D.C.). While considered one of the most severe forms of the disease, it is by no means uncommon and is a widely-accepted diagnosis. In fact, nearly one-quarter of patients with MDD exhibit melancholic features. Melancholic depression is currently treated similarly to MDD.

Miraxion™ for Depressive Disorders

Miraxion™ for melancholic depression could become a significant product for Amarin as the potential treatable population in the U.S. is estimated at 1.3 million of the 2.7 million patients currently treated for depression, representing a market opportunity of $2 billion to $3 billion. In addition, an upside opportunity exists to capture another 1.1 million of the 2.2 million patients diagnosed with major depression but not treated. Should this occur, it would almost double the market potential.

Six Phase IIa placebo-controlled studies have been conducted with Miraxion™ in depressive disorders, with each showing a benefit in favor of Miraxion™. Three of the studies were investigator-lead with each showing a statistically significant benefit for Miraxion™ in the primary outcome. A further program of data analysis was carried out on the three Laxdale Limited (“Laxdale”) led studies. Laxdale is Amarin’s former research and development partner that was acquired by Amarin in October 2004 (described on page 6). The data analysis indicated that Miraxion™ showed a significant clinical benefit in each of the three studies for those depression patients with melancholic characteristics. This sub-group of melancholic depression patients was defined by using select criteria from DSM-IV. As a result of these clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion™ in depression and intends to seek a development and marketing partner to accelerate this program.

There is currently no approved treatment specifically for melancholic depression and nothing as far advanced in clinical studies as Miraxion™, so far as the Company is aware. Thus, should Miraxion™ receive approval, it could become the first and only treatment for melancholic depression. Given its favorable safety profile and potential efficacy in the most severe patient population, Miraxion™ may also see extensive use outside the melancholic subset in the broader MDD population.

Other Pipeline Products

In-licensed

LAX-201 is a patent-protected combination of folic acid and either of two leading classes of anti-depressant drugs (i.e. SSRIs and Serotonin Norepinephrine Reuptake Inhibitors [SNRIs]). LAX-202 is a patent-protected combination of an atypical antidepressant and an amino acid. The Company is seeking a partner for both products, which have completed initial Phase II development.

Combinatorial Lipid Platform

Combinatorial lipid chemistry offers a new and unique approach to improving the therapeutic effects and delivery characteristics of both known and novel compounds. Amarin has studied the use of different types of chemical linkage to attach a range of bioactive lipids either to other lipids or other drugs. The results are novel

Executive Informational Overview	Page 5

single chemical entities with predictable properties. This could offer substantial and clinically relevant advantages over either compound alone. Amarin is currently identifying the best way to exploit this platform.

Corporate History

Formerly Ethical Holdings plc, Amarin was incorporated in England as a private limited company on March 1, 1989 and re-registered in England as a public limited company on March 19, 1993. The registered office is currently located at 7 Curzon Street, London W1J 5HG, England. During the period 2003-2004, Amarin completed a significant corporate restructuring that enabled it to focus on developing and commercializing novel drugs for CNS disorders. The key transactions during this period were as follows:

•	In October 2003, Amarin divested its drug delivery business, Amarin Development AB, to Watson Pharmaceuticals, Inc.

•

In February 2004, Amarin divested its U.S. neurology sales and marketing operations through the sale of Amarin Pharmaceuticals, Inc (API) to Valeant Pharmaceutical International, Inc (“Valeant”) for $38 million in cash. Proceeds contributed toward the settlement of all outstanding debt obligations.

•

In October 2004, Amarin closed the acquisition of Laxdale Limited, Amarin’s former research and development partner. This represented an important step toward achieving the Company’s newly stated goal of becoming a leader in the research, development, and commercialization of novel drugs for the treatment of CNS disorders. In addition to providing Amarin with control of the clinical development and regulatory processes for Miraxion™ and eliminating a 40-45% royalty to Laxdale, the acquisition broadened its development pipeline to include North American, E.U., and Japanese rights to Miraxion™ for all CNS disorders, including HD and depressive disorders. It also provided Amarin with the LAX-201 and LAX-202 compounds (pages 5 and 31), and an extensive portfolio of intellectual property in the area of CNS. The purchase price comprised an initial consideration of 3.5 million Amarin American Depositary Shares (ADSs). Other success-related milestones payable on product approvals are as follows:

	•	On receipt of a marketing approval for Miraxion™ for HD in the U.S. and Europe, a stock or cash payment of Stg£7.5 million for each approval.

	•	On receipt of a marketing approval for any other indication or product using Laxdale intellectual property, a stock or cash payment of Stg£5 million for each of the first two marketing approvals.

•	In October 2004, Amarin completed a $12.8 million financing.

Headquarters and Employees

Amarin is headquartered in London, England, with a research and development facility in Stirling, Scotland. All employees involved in research and development and in overseeing clinical trials are based in Stirling. Amarin currently employs 25 individuals, including 10 in general and administration and 15 in clinical, regulation, and research and development. Biographies of key management members are provided on pages 10 and 11.

Executive Informational Overview	Page 6

Growth Strategy

Amarin’s goal is to become a leader in the development and commercialization of novel drugs within the area of neurological disease. In this capacity, Amarin intends to develop its late-stage development pipeline, focused initially on HD.

Amarin intends to directly commercialize its neurology products, such as Miraxion™ for HD, in the U.S. and out-license or partner its product rights in Europe and Japan. The Company also expects to out-license or partner its pipeline globally for indications outside neurology. Furthermore, Amarin intends to acquire and/or in-license neurology products that it can directly develop and market in the U.S.

Thus, future revenue for Amarin could comprise (1) direct product sales in the U.S. from self-marketed neurology products and/or (2) milestone and/or royalty income from its development and marketing partners for markets outside the U.S., and for indications outside the field of neurology. An illustration of the Company’s corporate growth strategy is provided in Figure 1.

The market for neurology treatments represents an attractive opportunity for Amarin. There is a high unmet need for effective therapeutics to treat HD, as well as Parkinson’s, Amyotrophic Lateral Sclerosis (ALS) also known as Lou Gehrig’s Disease, ataxias, dystonias, tardive dyskinesia, Alzheimer’s disease, impaired cognition, epilepsy, and multiple sclerosis (MS). There are currently approximately 7,200 neurologists throughout the U.S., including 1,000 movement disorder specialists. Thus, effective and targeted product marketing via a modest-sized sales force can be achieved. In addition, Amarin can utilize its experience from its previously owned U.S. neurology business, which was divested in 2004 (described under Corporate History section, page 6).

Executive Informational Overview	Page 7

Strategic Alliances

Amarin’s lead compound, Miraxion™ is partnered in the major European Union (EU) countries for HD as follows:

•	Scil Biomedicals GmbH (Germany, Austria, France, Belgium, the Netherlands, and Luxembourg);

•	Juste S.A.Q.F. (Spain, Portugal); and,

•	Link Pharmaceuticals Ltd. (UK, Ireland).

These partnering agreements take the form of license and distribution agreements, granting a license to market, distribute, and sell products within the partner’s territory in the field of HD and certain other CNS indications and utilizing specific aspects of Amarin’s intellectual property (IP), described on page 9, for a period of 10 years from signing or, if later, until the expiration of patent or orphan drug protection for the product.

The grant of such license is in return for the commercial partner paying Amarin (1) upfront fees and fixed milestone payments; and/or (2) an exclusive supply arrangement; and/or (3) a royalty on net sales made to the commercial partner. Additionally, Amarin is a party to a license agreement dated July 21, 2003, which provides a license to a marketing partner in Japan to develop, use, offer to sell, sell, and distribute products in Japan utilizing certain of its IP in the pharmaceutical fields of HD, depression, schizophrenia, dementia, and certain smaller indications (by patient population), including the ataxias, for a period of 10 years from the date of first commercial sale or, if later, until patent protection expires. Amarin’s Japanese partner has not been disclosed.

Executive Informational Overview	Page 8

Intellectual Property

Amarin has a proactive patenting policy and aims to regularly file new patents relating to formulations, methods of use, and production processes which are intended to extend the commercial life of these products. In addition, Amarin is actively pursuing a strategy of patenting specific genetic findings relating to its research.

When deemed appropriate, the Company intends to vigorously enforce its patent protection and IP rights. Amarin’s strategy is to file patent applications where appropriate to protect and preserve its proprietary technology and inventions considered significant to its business. Further, the Company intends to file patent applications either on a country-by-country basis or by using the European or international Patent Cooperation Treaty (PCT) systems. This is important since the existence of a patent in a country may provide competitive advantages for Amarin when seeking licensees in that country.

Currently, Amarin has applied for a number of patents worldwide and has been issued 12 patents covering a variety of its compounds and their uses. These include Use Patents issued for the method of treating a number of CNS and cardiovascular disorders with ethyl-EPA, and Composition of Matter patents relating to potential second-generation technology platforms.

Huntington’s disease

Miraxion™ for HD has been granted Fast Track designation by the FDA and has received Orphan Drug Status in the U.S. and Europe. Orphan Drug Status provides Amarin with seven years of marketing exclusivity in the U.S. for Miraxion™ and up to 10 years in Europe. In addition, Orphan Drug Status in the U.S. provides Amarin an opportunity to clear the pre-clinical parts of the New Drug Application (NDA) dossier prior to submitting the final NDA clinical application.

Two key patent families support Miraxion™ for HD in the U.S. and Canada (40390 and 45429). These existing patents and patent applications cover Miraxion™ for HD until 2020 and 2023, respectively.

•

Case 40390. Covers the use of highly purified (>95%) ethyl-EPA (Miraxion™) for any psychiatric or neurological disorder and is valid until 2020. The claims relating to schizophrenia have been granted in the U.S. These same claims, including that for depression, are pending in other countries. The claims covering the use of ethyl-EPA to treat HD and related trinucleotide repeat disorders, MS, and epilepsy have been granted in Europe and are pending in the U.S.

•	Case 45429. Covers the use of ethyl-EPA (including Miraxion™) in HD patients with CAG<44. This patent was filed in 2003 and, if granted, would remain valid until 2023.

Depression

Three key patent families support Miraxion™ for depression— Cases 40266, 40390, and 48245. These granted patents and patent applications cover Miraxion™ for depression until 2017, 2020, and 2024/5, respectively.

•

Case 40266. Covers the use of ethyl-EPA in any chemical form and in any concentration more than 20% for the treatment of schizophrenia, depression, tardive dyskinesia, and dementia. This patent has been approved and granted in the U.S. and EU. The patent is valid until 2017.

•

Case 40390. Covers the use of highly purified (>95%) ethyl-EPA (Miraxion™) for any psychiatric or neurological disorder. It is valid until 2020. The claims relating to schizophrenia have been granted in the U.S. These same claims, including that for depression, are pending in other countries.

•

Case 48245. Covers the use of highly purified (>95%) ethyl-EPA (Miraxion™) or its metabolites for melancholic depression. This patent, filed in December 2004, is pending. If granted this would be valid until 2024 (PCT in UK) and 2025 (U.S.).

Executive Informational Overview	Page 9

Management and Board of Directors

Management

Table 2 provides a snapshot of Amarin’s executive management, followed by detailed biographies.

Table 2
Amarin Corporation plc
EXECUTIVE MANAGEMENT

Richard Stewart	Chief Executive Officer and Director
Alan Cooke	Chief Financial Officer and Director
Dr. Mehar Manku	Head of Research and Development
Dr. Anthony Clarke	Vice President of Clinical Development
Dr. Harald Murck	Medical Director
Darren Cunningham	Executive Vice President Strategic Development
David Boal	Business Development
Jonathan Lamb	General Counsel and Company Secretary

Source: Amarin Corporation plc.

Richard Stewart, Chief Executive Officer and Director

Mr. Stewart joined Amarin in November 1998 as president and chief operating officer (COO), and subsequently was appointed chief executive officer (CEO). Prior to joining the Company, Mr. Stewart was responsible for corporate strategy as corporate development director of SkyePharma plc (SKYE-NASDAQ), having previously been their finance director. He holds a B.Sc. in business administration from the University of Bath, School of Management. Mr. Stewart is also a member of the Company’s Board of Directors, effective November 23, 1998.

Alan Cooke, Chief Financial Officer and Director

Mr. Cooke was appointed chief financial officer (CFO) and executive director in May 2004. Prior to joining Amarin, Mr. Cooke spent approximately eight years at Elan Corporation, plc (ELN-NYSE), most recently as vice president, global strategic planning. Prior to Elan, Mr. Cooke worked at KPMG, Dublin, for four years. He holds a Bachelor of Commerce degree and a Diploma in professional accounting from University College, Dublin. Mr. Cooke is a member of the Institute of Chartered Accountants (Ireland).

Dr. Mehar Manku, Head of Research and Development

Dr. Manku graduated from Makerere University, Uganda. He continued his studies at the University of Newcastle upon Tyne, obtaining his Ph.D. in 1975. Dr. Manku completed his post-doctoral studies at the Clinical Research Institute of Montreal (affiliated with the University of Montreal). He was invited to become the first director of the Scotia Research Institute, in Kentville, Nova Scotia. This research facility employed 75 people and focused on the research of fatty acids in health and disease. He was also head of research and development at Scotia’s facility in Carlisle, UK. He joined Laxdale Limited (now Amarin Neuroscience Ltd) in May 2001. He is author and co-author of nearly 250 scientific and technical papers and named inventor on 18 patents in the field of essential fatty acids (EFAs) and photodynamic therapy (PDT). Recently, he was appointed Honorary Professor at University of Hull, UK. He is editor-in-chief and one of the founding executive editors of “Prostaglandins, Leukotrienes and Essential Fatty Acids,” a well-respected, peer-reviewed journal in the field of EFA research. He has worked in the field of EFAs for the past 30 years.

Executive Informational Overview	Page 10

Dr. Anthony Clarke, Vice President of Clinical Development

Dr. Clarke commenced his pharmaceutical career with SmithKline Beecham (now GlaxoSmithKline plc [GSK-NYSE]), where he was ultimately head of CNS, cardiovascular and respiratory research in the UK. Dr. Clarke was then worldwide clinical operations manager at R.P. Scherer (now Cardinal Health [CAH-NYSE]), where he was co-inventor of Zelapar, a novel form of selegiline for the treatment of Parkinson’s disease. Subsequently, Dr. Clarke was formerly senior director, clinical and regulatory affairs at Cephalon (CEPH-NASDAQ), Europe. Dr. Clarke joined Amarin Neuroscience Ltd in August 2005 and has broad experience in clinical research in neurology and psychiatry including depression, dementia, migraine, schizophrenia, and Parkinson’s disease.

Dr. Harald Murck, Medical Director

Dr. Murck studied physics and medicine at the University of Marburg and Goettingen/Germany and is qualified as a medical doctor. In 1994, he became a scientific assistant at the Max-Planck-Institute of Psychiatry in Munich, Germany, where he completed his specialization in psychiatry and psychotherapy and worked until September 2000. Besides clinical care, he worked in the sleep-physiology group of Professor Axel Steiger, with a focus on the pathophysiology of major depression. For the two years subsequent, he worked in research and development at Lichtwer Pharma AG, Berlin, Germany, before joining Laxdale as medical director in October 2002. He is a member of many scientific organizations, including the European Sleep Research Society (ESRS), and the Society of Biological Psychiatry (SOBP) in the USA. He is an author or co-author of more than 50 scientific publications, mainly focusing on the biological basis of depression and innovative treatment concepts of neurological and psychiatric disorders.

Darren Cunningham, Executive Vice President Strategic Development

Mr. Darren Cunningham was appointed Amarin’s executive vice president for strategic development in September 2002. Prior to joining Amarin, Mr. Cunningham worked for Elan as manager and then associate director of strategic planning. Mr. Cunningham is a member of the Institute of Chartered Accountants (Ireland) and trained at Price Waterhouse in Dublin.

David Boal, Business Development

Mr. Boal spent seven years working in the Multiple Sclerosis Research Laboratory (Department of Neuropathology, Queens University of Belfast), where he also obtained his Business and Technology Education Council (BTEC) degree in Biomedical Sciences. He has over twenty years of experience in the pharmaceutical industry, which began with a series of positions of escalating importance in the sales and marketing arena within GD Searle & Co (now Pfizer Inc. [PFE-NYSE]). From this position, Mr. Boal moved into international product management and then business development with Scotia, completing a substantial number of commercial transactions before joining PolyMASC (now Valentis Inc. [VLTS-NASDAQ]) in a similar licensing role. Mr. Boal became business development director for Amarin Neuroscience Ltd (formerly Laxdale Limited) in April 2001.

Jonathan Lamb, General Counsel and Company Secretary

Mr. Lamb joined Amarin from Shire Pharmaceuticals Group plc (SHPGY-NASDAQ), the UK-based specialty pharmaceutical company, where he served in Shire’s legal division. At Shire, he was responsible for the licensing of development-stage compounds and the acquisition of marketed pharmaceutical products. He played a key role in Shire’s merger with BioChem Pharma Inc. and its recent convertible bond issue. Prior to his position at Shire, Mr. Lamb was a partner in a regional law firm based in the North of England, where he specialized in corporate and business law. In this capacity, he provided advice and legal services to several clients in the pharmaceutical and biotechnology sector.

Executive Informational Overview	Page 11

Board of Directors

Amarin currently has eight directors. Directors may be elected by the shareholders at a general meeting or appointed by the Board of Directors. Table 3 provides a summary of Board members, followed by detailed biographies.

Table 3
Amarin Corporation plc
BOARD OF DIRECTORS

Thomas Lynch	Chairman and Non-Executive Director
Richard Stewart	Chief Executive Officer and Director
Alan Cooke	Chief Financial Officer and Director
John Groom	Non-Executive Director
Anthony Russell-Roberts	Non-Executive Director
Dr. William Mason	Non-Executive Director
Dr. Simon Kukes	Non-Executive Director
Dr. Michael Walsh	Non-Executive Director
Dr. Prem Lachman	Non-Executive Director

Source: Amarin Corporation plc.

Thomas Lynch, Chairman and Non-Executive Director

Mr. Lynch joined Amarin on January 21, 2000, as chairman and non-executive director. Mr. Lynch previously worked at Elan. While there, he had a number of roles including vice chairman, executive vice president, CFO, and director. Prior thereto, Mr. Lynch was a partner in the international accounting firm of KPMG, where he specialized in the provision of international corporate financial services. Mr. Lynch is also a director of IDA Ireland (an Irish governmental agency), Icon plc, and Tripep AB.

Richard Stewart, Chief Executive Officer and Director (Amarin Corporation plc)

Biography on page 10.

Alan Cooke, Chief Financial Officer and Director (Amarin Corporation plc)

Biography on page 10.

John Groom, Non-Executive Director

Mr. Groom joined Amarin as a non-executive director on May 29, 2001. He served as president and chief operating officer (COO) of Elan from July 1996 until his retirement in January 2001. Mr. Groom was president, CEO, and director of Athena Neurosciences, Inc. prior to its acquisition by Elan in 1996. Mr. Groom serves on the board of directors of Neuronyx Inc., CV Therapeutics Inc. (CVTX-NASDAQ), and Ligand Pharmaceuticals Incorporated (LGNDE-NASDAQ).

Anthony Russell-Roberts, Non-Executive Director

Mr. Russell-Roberts joined Amarin as a non-executive director on April 7, 2000. He has held the position of administrative director of The Royal Ballet at the Royal Opera House since 1983. Prior to that, he was artistic administrator of the Paris Opera from 1981 after five years of work in the lyric arts in various theatres. Mr. Russell-Roberts’ earlier business career started as a general management trainee with Watney Mann, which was followed by eight years with Lane Fox and Partners as a partner specializing in commercial property development. He holds an M.A. degree in Politics, Philosophy, and Economics from Oxford University and in 2004 was awarded the title Commander of the Order of the British Empire (CBE).

Executive Informational Overview	Page 12

Dr. William Mason, Non-Executive Director

Dr. Mason was appointed a non-executive director on July 19, 2002. He is an entrepreneur with a strong scientific background in healthcare and life sciences. He received his doctorate in physiology from Trinity College, Cambridge, in 1977. For twenty years, Dr. Mason led a public and industry-funded program of neuroscience-focused medical research using cellular and molecular genetics, advanced computing, and engineering technology for the visualization of chemical events in biological cells and high throughput drug discovery. During this time, Dr. Mason also played an active part as a member of the Advisory Council on Science and Technology in the UK Cabinet Office of HM Government, focused on changes to the educational system to effect the development of a more highly qualified scientific and technical manpower base in the UK. He also founded several high technology companies. Currently, Dr. Mason is chairman of Cytomyx plc (CYX-LSE), Meridian Technology Ltd, Ranier Technology Ltd, and Team Consulting Ltd, a board director of Sage Healthcare Ltd, and an Advisory Board Member of Cambridge Gateway Fund. He is also a member of the 3i Independent Directors’ Program.

Dr. Simon Kukes, Non-Executive Director

Dr. Kukes was appointed a director on January 1, 2005. He was president and chief executive of Tyumen Oil Company from 1998 until its merger with British Petroleum (BP) in 2003. He then joined Yukos Oil (YUKOY.PK) as chairman. He also served as chief executive of Yukos from 2003 until June 2004. In 1999, he was voted one of the Top 10 Central European Executives by The Wall Street Journal Europe, and in 2003 he was named by The Financial Times and PricewaterhouseCoopers as one of the 64 most respected business leaders in the world. He owns approximately 8% of the ordinary shares of Amarin. Dr. Kukes has a primary degree in Chemical Engineering from the Institute for Chemical Technology, Moscow, and a Ph.D. in Physical Chemistry from the Academy of Sciences, Moscow, and was a Post-Doctoral Fellow of Rice University, Houston, Texas. He is the holder of more than 130 patents and has published more than 60 scientific papers. He is currently a member of the Council of Energy, Marine Transportation and Public Policy at Columbia University in New York.

Dr. Michael Walsh, Non-Executive Director

Dr. Walsh was appointed a director on January 1, 2005. He is an executive director of International Investment and Underwriting (IIU), a private equity firm based in Dublin, and is chairman of Irish Nationwide Building Society, one of Ireland’s main mortgage providers. He is a non-executive director of a number of companies, including London City Airport; Daon, a company involved in biometric authentication; and Seer Partners, a technology-oriented venture capital company. Dr. Walsh has Bachelor of Commerce and Master of Business Studies degrees from University College, Dublin, and MBA and Ph.D. degrees from the Wharton School, University of Pennsylvania. Prior to IIU, he was an executive director of NCB Group Ltd, one of Ireland’s leading stockbrokers. He was previously professor of banking and finance at University College, Dublin.

Dr. Prem Lachman, Non-Executive Director

Dr. Lachman was appointed a non-executive director on August 4, 2005. Dr. Lachman is founder and general partner of Maximus Capital, a $100 million healthcare investment management company focused on investments in the biotechnology and pharmaceutical industries. Dr. Lachman was formerly a general partner at the Galleon Group from 1998 until 2001, and prior to that was a managing director in the Investment Research Department at Goldman Sachs & Co. (GS-NYSE). Dr. Lachman received his M.D. degree from the Mount Sinai School of Medicine in May 1986.

Executive Informational Overview	Page 13

Core Story

All cells have a cell surface membrane (also known as a plasma membrane) that is very fragile, and its role is to hold the cell together, helping to control what substances go in and out. It is partially permeable, allowing only some substances to pass through it. The membrane has a complex structure consisting of a phospholipid bi-layer and different types of proteins(any of a group of complex organic macromolecules that contain carbon, hydrogen, oxygen, nitrogen, and usually sulfur, and are composed of one or more chains of amino acids).

These layers are constantly moving, creating small pores that allow tiny particles to pass through by diffusion and osmosis. Some of the lipids in the cell surface membrane are triglycerides (a naturally-occurring ester of three fatty acids and glycerol, the chief constituent of fats and oils). A phospholipid molecule has one part that is attracted to water (hydrophilic) and one part that repels water (hydrophobic). In the bi-layer, the hydrophilic parts are on the outside, attracted by the water in the cell and water in the fluid surrounding the cell. The hydrophobic parts are in the middle of the membrane. An illustration of the interior and exterior components of a phospholipid bi-layer of a cell membrane is provided in Figure 2 as a point of reference to the accompanying sections.

PHOSPHOLIPIDS

Phospholipids are responsible for maintaining a membrane’s structure, modulating protein structure and function, cellular signaling, and gene regulation. Within the brain, phospholipids are particularly important in dendrites and synapses and are a major determinant of the quaternary structure of all membrane-associated proteins. Additionally, almost all neuronal proteins are incorporated into or attached to phospholipid membranes, and all neuronal receptors are linked to phospholipid signal transduction mechanisms—this is the case for dopamine, serotonin, glutamate, GABA, acetyl-choline, histamine, growth factor, and cytokine receptors. Phospholipids are further required for post-receptor signal transduction processes of all neurotransmitters.

Membranes are enormously complex, with thousands of functional components that can be arranged in millions of different ways. A depiction of a still over-simplified but much more realistic model of a living membrane is shown in Figures 3 and 4 (page 15). Far from being mere support scaffolding, phospholipids and their derivatives are thus central to cellular function.

Executive Informational Overview	Page 14

The human brain is made up of approximately 60% fat (phospholipid) by weight and approximately 30% protein, and is very soft and fluid—made that way by fatty acids. Fat is typically in the form of triglycerides, which are also the main storage forms in the body, and typically consist of three types of fatty acids attached to a backbone of glycerol. In the majority of natural fats and oils, specific fatty acids tend to be located at particular positions on the backbone, although at least one of the fatty acids are typically selected randomly. The physicial properties of fats and oils are largely influenced by the nature of their constituent fatty acids.

Families of Polyunsaturated Fatty Acids (PUFAs) - n-3 and n-6

Metabolic Pathways and Importance of EPA and its metabolites

Two families of Polyunsaturated Fatty Acids (PUFAs) are the n-6 (or omega-6) family, derived from EFA, linoleic acid, and the n-3 (or omega-3) family, derived from the EFA, alpha-linolenic acid. These two fatty acids are essential since they can not be made within the body, and thus must come from the diet. Additionally, fatty acids are not able to be interconverted.

Lengthening the chain can be performed by elongase enzymes. The introduction of double bonds into fatty acids is known as desaturation and requires a desaturase enzyme. The n-3 and n-6 fatty acids share the same pathway and as a result, compete for the same enzyme. Thus, the same desaturase enzyme is required by both linoleic acid (n-6) and alpha-linolenic acid (n-3). Consequently, there are a number of interactions between the metabolic pathways for n-3 and n-6 fatty acids. The typical way for the metabolic process to be controlled is through enzyme inhibition (in which a sufficient product has been created, and down regulation occurs for the activity of the enzyme that has triggered its production). Figure 5 (page 16) illustrates the metabolism of n-6 and n-3 PUFAs.

Dihomogammalinolenic (DGLA), arachidonic (AA), eicosapentaenoic (EPA) and docosahexaenoic (DHA) fatty acids are the precursors for so-called eicosanoids, prostaglandins, and other oxygenated derivatives. There are dozens of derivatives, each of which has a specific spectrum of actions. The derivatives are produced locally when they are needed and are almost instantly locally destroyed. The enzymes involved in the metabolism of these fatty acids to eicosanoids are the cyclo-oxygenases (COX-1 or COX-2) and related systems, which give rise to prostaglandins and thromboxanes; lipoxygenases give rise to leukotrienes.

Executive Informational Overview	Page 15

Arachidonic acid (AA)-derived prostaglandins in neuronal membranes are proinflammatory and can even trigger apoptosis. Aspirin is a well known over-the-counter (OTC) medicine that blocks enzymes such as COX-1, and other medicines act as COX-2 inhibitors. More recently, a new class of compounds such as Lipoxins and 15-epimeric Lipoxins have been shown to have anti-inflammatory activities. This indicates that AA is an important membrane fatty acid which, if ‘in control’, is essential for normal cell metabolism, but if it gets ‘out of control’, initiates a pro-inflammatory cascade. In the brain, AA is one of the most important fatty acids involved in cell signaling. It is now believed that an over-active Phospholipase A 2 (PLA2) via an abnormal stimuli, releases AA from neuronal membranes, as shown in Figure 6.

Executive Informational Overview	Page 16

Amarin’s technology is based on the fact that EPA by itself, or via its metabolites, is an important compound with pharmacological properties. EPA and AA are termed by experts as functional fatty acids, which have polytropic effects; DHA is termed as one with structural functions. It is well known that the two important fatty acids in the brain are AA and a further metabolite of EPA, i.e. DHA.

Metabolism of EPA (The Active Component of Miraxion™)

EPA is a normal intermediate in human metabolism and is found in small quantities in all normal tissues. It is moved intact from lipid fraction to lipid fraction by various enzymes going under the general name of acyl-transferases. It may be found as a free fatty acid, or esterified to cholesterol or glycerol or a phospholipid. It may be found in any phospholipid class, usually attached to the Sn2 carbon and found in greatest abundance in phosphatidyl-ethanolamine.

EPA is metabolised in four main ways:

(1)	As with any other fatty acid, it can be converted into carbon dioxide and water by beta oxidation.

(2)	It may be converted along the n-3 EFA pathway to docosapentaenoic acid (22:5n-3) and then to docosahexaenoic acid (22:6n-3, DHA), as illustrated in Figure 5.

(3)

Very small amounts may be converted to eicosanoids by cyclo-oxygenase (COX)-1, COX-2, or by a range of lipoxygenases, including 5, 12, and 15-lipoxygenases. Recently, novel mediators generated from EPA and its further metabolites DHA have been identified. The common names Resolvins and docosatrienes (DT) were introduced for the bioactive compounds belonging to these novel series because they demonstrate potent anti-inflammatory and immunoregulatory actions. The compounds derived from EPA carrying potent biological actions (i.e., 1–10 nM range) are designated E series, given their EPA precursor, and denoted Resolvin E1 or RvE1, and those biosynthesized from the precursor docosahexaenoic acid are denoted Resolvin D1 or RvD1. Bioactive members from DHA with conjugated triene structures are docosatrienes that are immunoregulatory, and neuroprotective and are termed neuroprotectins

(4)

Phospholipase C (PLC) may split the phosphorus and head group from the phospholipids, leaving a  diacylglycerol (DAG), which often contains EPA or AA at the Sn2 position. PLCs, such as PLA2, may have  high activity toward phospholipids rich in AA or EPA, with much lower activity towards other fatty acids.

AMARIN’S LIPOPHILIC TECHNOLOGY

PUFAs and their vital role in health and development, although well recognized by many scientists and clinicians, until recently have not drawn the interest from the medical community. PUFAs have long been known to affect the central nervous system (CNS). However, only recently has the research community discovered more about their functions with respect to the brain. While arachidonic acid is a dominant fatty acid in brain tissue, docosahexaenoic acid (DHA) is the major PUFA present. As shown in Figure 5 (page 16), DHA is derived from EPA (Miraxion™).

Amarin is therefore employing a novel, proprietary technology platform based on knowledge of the chemical nature and highly vascular environment of the brain to develop pharmaceuticals in the area of neurology. The Company’s unique technology of lipophilic drugs is predominantly fat-soluble, making for easy transportation across the blood-brain barrier (described and illustrated in Figure 2 on page 14). This is important since the majority of drugs currently available to treat neurological and psychiatric disorders have mechanisms of action targeting receptors of the brain (surface proteins embedded in the phospholipid membranes) or neurotransmitters in the brain. Amarin’s technology targets the bio-chemical imbalances of the phospholipids themselves. This can be compared to the following: just as oil and water do not mix, the majority of drugs which easily dissolve in water do not readily penetrate the brain.

Executive Informational Overview	Page 17

Epidemiological and clinical data suggest that an altered membrane composition, one characterized by a depletion of several metabolites of EPA, is related to many neurological and psychiatric disorders. Data from in vivo and post-mortem studies have provided evidence that membrane abnormalities are involved in schizophrenia and mood disorders. Within this area, Amarin’s first lipophilic product, Miraxion™, is in development for HD and depressive disorders.

Huntington’s disease (HD)

HD is an inherited brain disorder named after the doctor who first described it in 1872, George Huntington, who called it Huntington’s chorea. HD causes cells in specific parts of the brain to die: first the caudate, the putamen, and, as the disease progresses, the cerebral cortex . The caudate and putamen have connections to many other areas of the brain and help to control body movement, emotions, thinking, behavior, and perception of the world. As the brain cells die, patients with HD become less able to control movements, recall recent events, make decisions, and control emotions. The disease leads to incapacitation and, eventually, death.

HD is believed to be caused by a genetic mutation of cytosine, adenosine, and guanine (CAG) polymorphic trinucleotide repeat, with a direct link between CAG repeat length and age of onset, disease progression, and the clinical symptoms. CAG repeat length can be measured by a genetic blood test. In most people, the repeated pattern “CAG” occurs 30x or less. In HD, it occurs more than 36x. The higher the CAG repeats, the earlier the onset of disease symptoms, the more severe the symptoms, and the quicker the time to death. The typical age for the onset of symptoms is 35 to 45 years, with a life expectancy thereafter between 10 and 25 years, the majority of which will require some level of either at-home assisted living or nursing home care.

Since the discovery of the gene in 1993 (as shown in Figure 7), scientists have been working intensely to discover the biochemical processes that cause the brain cells to die. So far, what has been discovered is that the HD gene produces a protein called “huntingtin.” In people with HD, this protein gets cut into one short piece and one longer piece. The shorter piece sticks together to form a “protein ball.” Scientists are currently investigating whether it is the breakage of the protein, the formation of protein balls, or some other process that leads to cell death. They are also trying to understand why only certain brain cells die. An illustration of the neurodegeneration that takes place in a normal human brain versus that which takes place in an HD brain is provided in Figure 8, noting the loss of brain mass on the right hand side.

Statistics and Genetics of HD

All people with the gene for HD will develop the disease, typically between the ages of 30 and 50. Each child of a parent with the gene has a 50/50 chance of developing the disease. If a child does not inherit the gene, he or she cannot pass it on. If the child does inherit the gene, he or she can pass it on and will develop the disease if that child lives long enough. Figure 9 (page 19) outlines the inheritance patterns of HD. In the U.S., there are approximately 30,000 diagnosed patients with HD and approximately 200,000 people “at-risk” for developing the disease. A similar number exists in Europe.

Executive Informational Overview	Page 18

The total annual cost for treating the effects in the U.S. is estimated at $2.5 billion. The market for an effective treatment for HD is estimated by Amarin to be in excess of $250 million in the U.S. and more than $500 million worldwide.

Symptoms and Stages of HD

There are three main symptoms of HD:

(1)	physical symptoms, which include involuntary movements and clumsiness;

(2)	emotional symptoms, which include depression, irritability, and obsessiveness; and,

(3)	cognitive symptoms, which include loss of ability to recall information, loss of attention, and difficulty with decision making.

There is a wide variation in symptoms, and not every person will have all the symptoms to the same degree. For example, some people with HD may experience difficulty with involuntary movements, while others may have fewer physical symptoms but many emotional or cognitive difficulties. Symptoms also vary with each stage of the disease, as outlined below.

•

Early stage. Early symptoms appear as slight physical changes, and may also include cognitive or emotional changes. A clinical diagnosis of HD is based on the presence of involuntary movements. These may initially consist of “nervous” activity, fidgeting, a twitching in the hands or feet, or excessive restlessness. Individuals may notice a little clumsiness, changes in handwriting, or difficulty with daily tasks such as driving. In addition to the physical symptoms of HD, there are often subtle cognitive signs as well. People with early HD may find that they have difficulty organizing routine matters or effectively confronting new situations. Difficulty recalling information may create the appearance of forgetfulness. Work activities may become more time-consuming and decision-making and attention to details may be impaired. Early emotional symptoms may be equally subtle. Individuals at this stage may experience more periods of depression, apathy, irritability, impulsiveness, or perhaps a change in personality. At this stage, people with HD can function reasonably well at work and home.

•

Intermediate stages. As the disease progresses, the symptoms worsen. The initial motor symptoms gradually develop into more obvious involuntary movements, such as jerking and twitching of the head, neck, arms, and legs. These movements may interfere with walking, speaking, and swallowing. People at this stage of HD often look as if they are drunk: they stagger when they walk and their speech is slurred. They have increasing difficulty working or managing a household, but can still manage most activities of daily living (ADL) .

•

Advanced stages. The advanced stages of HD typically involve fewer involuntary movements and more rigidity. People in these stages of HD can no longer manage the activities of daily living, and they usually require professional nursing. Difficulties with swallowing, communication, and weight loss are common. Death typically occurs 10 to 20 years after the onset of the disease. People do not die from HD itself, but from complications such as choking, heart failure, or infection.

Juvenile HD

Approximately 10% of HD cases are considered “juvenile”— the symptoms appear in childhood or adolescence. The symptoms of juvenile HD are somewhat different from those of the adult disease. Children with HD move slowly and stiffly, they have increasing difficulty learning, and they can have convulsions or epileptic seizures. Some children have severe behavioral problems. The earlier the disease onset, the more likely the child is to be very rigid and appear very different from the majority of adult cases. This often makes it difficult to diagnose. Children with HD are more likely to have an affected father than an affected mother.

Executive Informational Overview	Page 19

Diagnosis of HD

HD is usually diagnosed using neurological and psychological tests. Occasionally doctors use brain scans to see whether the caudate and putamen are working properly, or they use the genetic test to confirm the diagnosis.

Miraxion™ for Huntington’s Disease

Amarin is developing Miraxion™, a semi-synthetic, ultra pure (≈97%) derivative of (all-cis)-5,8,11,14,17-eicosapentaenoic acid (ethyl-EPA). An illustration of the compound’s chemical structure is provided in Figure 10— a long chain fatty acid (20:5n-3 or 20:5w3). Patients are to take a 2g dose per day, consisting of 2x500mg soft capsules twice daily.

In clinical trials, Miraxion™ has demonstrated a strong safety profile. A similar product, Epadel, has been sold in Japan for approximately 15 years and, since launch, has been used by more than two million patients for the treatment of hyperlipidemia and arteriosclerosis. The average dose is 1.8g per day. No important side effects other than mild and transient gastrointestinal disturbances have been reported,

Miraxion™ has been granted Fast Track designation by the FDA and has received Orphan Drug Status in the U.S. and Europe. In addition to orphan drug marketing exclusivity, Miraxion™ is protected by a patent estate covering its use for a broad range of CNS disorders (described on page 9).

Miraxion™ has proven to reduce the movement disorders in mice transgenic to the pathologic version of the human HD gene. It has also caused partial reversal of the disease in humans as demonstrated in open label studies and two Phase II randomized placebo-controlled trials. The compound has completed an initial Phase III trial in the U.S. and EU and has commenced dosing its Phase III trials as of September 21, 2005. While statistical significance was not achieved in the “Intent to Treat” group, a trend to statistical significance was observed in the “Per Protocol” group.

Further analysis of the clinical data identified (on the basis of the genetic profile) a sub-group (an estimated 70% of HD population) of patients that responded to Miraxion™ with significance. Patients in this sub-group had a CAG score of equal or less than 44, and showed a 22.7% improvement in the Total Motor Score 4 (TMS-4) subscale of the Unified Huntington’s Disease Rating Scale (UHDRS) versus a 5.7% deterioration in TMS-4 in the placebo group. An effective 28% difference in TMS-4 response occurred during the 12-month trial. This may also lead to a relevant improvement in patient quality of life and ability to conduct daily activities, including a substantial improvement in independence and reduction in reliance on day care.

Note: The UHDRS has undergone extensive reliability and validity testing and has been used as a major outcome measure by the HSG in controlled clinical trials. It is the standard rating scale for trials in HD. The UHDRS has four components assessing (1) motor function, (2) cognition, (3) behavior, and (4) functional abilities. The motor section of the UHDRS assesses motor features of HD with standardized ratings for a range of functions, including ocular motor function, chorea, and dystonia. The total impairment score is the sum of all the individual motor ratings, with higher scores indicating more severe motor impairment. TMS-4, the endpoint scale in the Miraxion™ trials, is a subscale of the UHDRS, a shortened version of Total Motor Score, which omits certain items with a strong subjective element. This makes it a more reliable measure of the movement problems caused by HD. A motor scale was chosen for two reasons. Firstly, change in the Total Motor Scale shows a high correlation with the functional, cognitive scales, and quality of life scale. Secondly, the motor scores, including the TMS-4, show a consistent deterioration of the clinical condition (around 4 points deterioration per year in TMS-4).

Executive Informational Overview	Page 20

Based on the strength of the response in the genetic sub-group, Amarin has initiated further Phase III clinical trials in the U.S. and Europe. These further trials have been designed utilizing the valuable findings from the initial Phase III, feedback from the FDA and European Medicines Evaluation Agency (EMEA), and will target the sub-group of patients that responded to Miraxion™. Amarin has reached an agreement with the U.S. FDA under the Special Protocol Assessment (SPA) procedure for the design of these two pivotal Phase III clinical trials. The SPA is a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials. These further trials are on-going.

Mechanism of Action in HD

The mechanism of action of Miraxion™ or its metabolites in HD is believed to involve maintenance of mitochondrial function and integrity of suffering neurons, which degenerate as the disease progresses. Improving neuronal function and slowing or preventing neuronal cell death may lead to a significant improvement in motor dysfunction in HD patients. Interference with the apoptotic cascade is a unique characteristic of this compound. An illustration of the cascade of mitochondrial dysfunction is provided in Figure 11.

In summary, the main property of Miraxion™ to affect mitochondrial and therefore neuronal function is based on its very specific ability to change intracellular signal transduction pathways that are involved in inflammation, apoptosis, and energy metabolism.

Miraxion™ Animal Models of Neurodegeneration

Miraxion™ and its metabolite EPA, which is the biologically-active substance in the bloodstream, have been studied extensively in the laboratory of Professor Marina Lynch, Trinity College, Dublin, in animal models and by cell-based models of neuronal dysfunction. Challenges of the brain function that have been specifically studied were radiation with gamma-rays, induction of inflammation and cell death with several pro-inflammatory compounds and with normal aging, which is particularly relevant in the context of HD as this disease is an age-related disease. In all these models, Miraxion™ reduced signs of neuronal damage. Further cell culture-based experiments identified overlapping mechanisms of neuronal cell death and the action of EPA.

From these experiments three main targets for the action of Miraxion™ in HD are implicated:

(1)	Miraxion™ leads to a reduction in the c-JUN-amino terminal kinase (JNK) pathway

(2)	Miraxion™ leads to a reduction in the nuclear factor kappa B (NFkB) pathway

(3)	Miraxion™ leads to a change in energy providing enzymes (increasing energy supplied by fatty acid usage via beta-oxidation)

The combination of several mechanisms in this context seems to be crucial for a successfully working compound.

Executive Informational Overview	Page 21

Miraxion™ Early Human Studies

Vaddadi et al (Monash University, Melbourne, Australia) developed the concept that abnormal involuntary movements are related to deficits of highly unsaturated fatty acids in neuronal membranes. Treatment to correct this may produce improvement both in animal models of dyskinesia and in human tardive dyskinesia. It turned out that later on, aside from the hypothesized abnormality in the content of certain fatty acids, there are very specific changes in brain energy metabolism in patients with tardive dyskinesia and HD. In particular, this is seen in the anatomical structure, in which abnormalities are most expressed. Specific examinations using nuclear magnetic resonance (NMR) spectroscopy demonstrated that there is a depletion in markers, which characterize the functional status of the neuron (particularly the metabolite called N-acetyl-aspartate [NAA]). These observations validate the link between tardive dyskinesia and HD.

Miraxion™ Phase II Placebo-Controlled Trial

This study was carried out at the Medical Research Council Clinical Sciences Centre Magnetic Resonance Imaging (MRI) Unit at the Hammersmith Hospital in London, in association with a hospice managed by the Ealing, Hammersmith and Fulham Mental Health Trust.

Eight patients were entered into the study after giving informed consent in association with their caregivers. The study was approved by the Riverside Research Ethics Committee. The patients were randomized on a double-blind basis in blocks of four by an independent computer program. One patient died before the study could begin. All the patients were evaluated at baseline and at six months on the motor component of the UHDRS. Because of the movement disorder, only four patients underwent successful magnetic resonance imaging (MRI) at baseline and six months. The MRI scans were assessed with accurate, positionally-matched, serially-acquired imaging using subvoxel image registration and segmentation.

Sagittal 3D T1-weighted rf spoiled images (TR=30ms, TE=3ms, flip angle =30O, 156 x 256 image matrix, 114 slices, 1.6mm slice thickness, 25cm field of view) were acquired on a 1.5 tesla Picker Eclipse scanner at each examination. To ensure consistency of brain position within the cranial cavity, care was taken to reposition the subjects to within 5O to 10O of the initial baseline scan. Phantom measurements were also taken at each time of scanning to ensure that no changes in magnetic gradient strength had occurred. The volume scans were then accurately registered and subtraction images were obtained to demonstrate changes between baseline and follow-up images. The registered anatomical and subtraction images were then reformatted into the transverse plane with isotropic voxels of size 0.977mm3.

Table 4 illustrates Miraxion™ Phase II placebo-controlled trial: Baseline and 6 month scores on the UHDRS motor scale. On the orofacial component (A) of the UHDRS, three patients improved and four deteriorated, noting that a higher score indicates a worsened state. On breaking the code, all three improved patients were on Miraxion™ and all four who deteriorated were on placebo (p=0.04, Fisher’s exact test). On the other components (B and C) of the motor scale, two patients improved and five deteriorated: both improvers were on Miraxion™.

Table 4
Amarin Corporation plc
MIRAXION™ PHASE II PLACEBO-CONTROLLED TRIAL: BASELINE AND 6 MONTH SCORES ON THE UHDRS MOTOR SCALE

	(A) OROFACIAL		(B) OTHER
	MOVEMENTS		MOVEMENTS		(C) TOTAL

	Baseline	6 months	Baseline	6 months	Baseline	6 months

Placebo patients
Patient 1	12	13	20	26	32	39
Patient 2	16	19	33	36	49	55
Patient 3	12	16	15	23	27	39
Patient 4	2	4	5	22	7	26
E-EPA patients (Miraxion)
Patient 5	19	16	26	30	45	46
Patient 6	14	12	31	27	45	39
Patient 7	11	1	19	15	30	16

Source: Amarin Corporation plc.

Executive Informational Overview	Page 22

Of the four patients who were successfully scanned at baseline and 6 months, two were on placebo and two were on Miraxion™. The subtraction images illustrated that both patients on placebo had an increase in ventricular size, as shown in Figure 12. This compares to the subtraction images from the two patients treated with Miraxion™, which showed evidence of an overall decrease in ventricular size, as shown in Figure 12.

The assessment illustrates an improvement in both function and structure in patients on Miraxion™, in contrast to the expected downhill course in patients on placebo. These results are consistent with the earlier open-label reports of Vaddadi and with the results of administering EPA-containing unsaturated fatty acids to mice carrying the HD transgene.

These data further demonstrate that Miraxion™ may offer a new approach to the management of HD and possibly to that of other neurodegenerative disorders, which may share similar final common paths of neuronal loss.

Miraxion™ Initial Phase III Trial

Amarin has completed one Phase III trial using Miraxion™ in HD. The trial commenced in December 2000 and the last patient completed in July 2002. Amarin announced results of this study in February 2003. A summary of the trial details is presented below.

The 135-patient Phase III trial was conducted at six centers: the Hammersmith Hospital in the UK; Johns Hopkins University; Harvard University and Emory University in the U.S.; the University of British Columbia in Canada; and Monash University in Melbourne, Australia. Patients were randomized to receive 2g/d of ethyl-EPA (Miraxion™) or placebo for one year. The main assessment instrument was the UHDRS and the primary endpoint was outcome at 12 months on the TMS-4 subscale of the UHDRS (TMS-4). An Analysis of Covariance (ANCOVA) with baseline score as a covariate and a chi-square test on response was performed. Response was defined as improvement or no change in the TMS-4 score. Results were as follows:

•

121 patients completed 12 months and 83 did so without protocol violations, constituting the per protocol (PP) group. Of the 38 violators, 16 failed to be evaluated within four weeks of the protocol-specified time (most were severely ill patients), 13 had not taken the correct dose, eight had taken other treatments which were excluded per the protocol, and one violated the entry criteria.

•	For the primary endpoint (TMS-4) in the 135 patients in the intent to treat (ITT) group, there was no significant difference between ethyl-EPA and placebo.

•	In the PP group for the primary variable (TMS-4), ethyl-EPA was significantly better than placebo on the chi square test (p<0.05) and just missed significance on ANCOVA (p=0.06).

•	On the secondary endpoints for the ITT-cohort, no significant benefit of ethyl-EPA was demonstrated.

•	In the PP cohort, the total motor scale of the UHDRS showed a significant benefit of ethyl-EPA over placebo, but the effects on the other secondary variables were not significant.

Executive Informational Overview	Page 23

•

Four patients withdrew from the study due to adverse events, of which only one was believed to be related to Miraxion™ (gastrointestinal upset) and all but one who completed the 12 month study opted to continue in an open label study for a further 12 months.

Gene Variant Analysis: CAG≤44 Group

The Company had additionally pre-specified in the protocol of the initial Phase III clinical trial that it would examine the response of HD patients to Miraxion™ based on their genetic makeup. Analysis of the clinical data from the initial Phase III study identified a group of HD patients with a specific gene variant that responded to Miraxion™ with statistical significance. This group had a CAG repeat number of less than or equal to 44. Of the 135 patients in the trial, 123 had a known CAG repeat number. From these, 67 had a CAG repeat number of ≤44. It is estimated that patients with such a repeat number represent approximately 70% of all HD patients. Table 5 shows the change over 12 months in the CAG≤44 groups.

Table 5
Amarin Corporation plc
MIRAXION™ FOR HD: CHANGES IN TMS-4 FOR CAG≤44 GROUP

Group	Baseline	Change to 12M

ITT Placebo n=32	25.4 + 11.8	0.0 ± 6.8 (0%)

ITT Miraxion™ n=35	23.1 + 9.4	-3.5+7.5 (-15.2%)

P-value of difference	NS	0.029

PP Placebo n =22	24.5 ± 12.6	+1.4 ± 7.5 (+5.7%)

PP Miraxion™ n=22	22.5 ± 10.8	-5.1 + 7.9 (-22.7%)

P-value of difference	NS	0.006

Note: A plus sign indicates worsening and a minus sign improvement.

Source: Amarin Corporation plc.

The numbers circled show the improvement or worsening of placebo and Miraxion™ over baseline at 12 months, as measured by TMS-4. An increase (plus) in TMS score signifies a deterioration in the motor component of the disease, and a decrease (minus) in the TMS score signifies a slowing of deterioration and thus an improvement. This is depicted in Figure 13 (page 25). In the PP group with CAG≤44, placebo patients progressed (deteriorated) over the 12-month period. At the same time, those taking Miraxion™ improved by 22.7%. An effective 28% difference in TMS-4 response occurred during the 12 month trial. This statistically significant improvement of p=0.006 may also imply a significant improvement in patient quality of life and ability to conduct daily activities, including a substantial improvement in independence and reduction in reliance on day care.

Executive Informational Overview	Page 24

European Medicines Evaluation Agency (EMEA) Submission

Miraxion™ for HD was filed with EMEA in June 2003 based on results from the initial Phase III trial, including the gene variant analysis. Following an extensive review process with EMEA, it was clear that there were outstanding issues that could only be resolved by completing further clinical trials. Amarin voluntarily withdrew the application in February 2005, pending the results of the new trials.

On-going Phase III Trials

Amarin has employed the information obtained from the initial Phase III trial: the specific gene variant analysis, discussions with the FDA, and feedback from the EMEA in designing the protocol for the planned Phase III trials with Miraxion™ in HD, with key details provided below.

•	A multi-center, double-blind, randomized, parallel group, placebo-controlled trial of ethyl-EPA (Miraxion™) in subjects with mild to moderate HD.

•

Two trials: a 300 patient study in the U.S (TREND I) and a 240 patient trial in the E.U. (TREND II). Amarin has worked closely on the design of these new studies with the HSG based at the University of Rochester and the EURO HD Network. The HSG is a worldwide, not-for-profit group of physicians and other clinical researchers who are experienced in the care of HD patients and dedicated to clinical research in HD. The HSG will conduct the trial and supply the investigators for the TREND I study in the U.S. and Canada through the use of 43 centers. Icon plc, an international Clinical Research Organization (CRO), will be utilized for the European study, which will be conducted in conjunction with EURO-HD across 28 centers.

•

In the TREND I study, patients who complete the blinded phase will have the opportunity to enter a 6 month extension of the study where all will take Miraxion™ and then be assessed further at a 12 month time-point. This is aimed at improving the speed of recruitment and to encourage those in the trial who feel they may be on placebo to complete.

•	The primary end-point will be the change in the TMS-4 motor component of the UHDRS in the “all subjects” and “CAG≤44 subjects”. The effect will be the change at 6 months rather than at 12 months.

•	The inclusion/exclusion criteria aim will be to ensure that the majority of patients will be less severe on entry and that 70% or more of patients will be in the 44 or less CAG group.

Executive Informational Overview	Page 25

While the inclusion/exclusion criteria will ensure the vast majority of patients have a CAG repeat number ≤44, it will not exclude patients with CAG>44, providing they are not presenting with severe symptoms. It may be that Miraxion™ could have a positive effect in this higher CAG group as they may have neurons which are less affected by the disease processes and can therefore benefit from Miraxion™.

Phase III Recent Update

On September 12, 2005, Amarin announced that it had reached an agreement with the U.S. FDA under the SPA procedure for the design of two pivotal Phase III clinical trials of Miraxion™ in HD. The SPA is a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials. On September 21, the Company announced that patient enrollment and first dosing had commenced in the U.S. Phase III clinical trial by the HSG.

Current Treatment Options for HD

There are currently no treatments approved for HD; however, there are some therapeutics available that can reduce some of the symptoms, which include depression, anxiety, and involuntary movements. These include therapeutics that can compensate for neurotransmitter deficits; anti-thrombotic and vasodilator strategies; anti-inflammatory drugs; anti-oxidants; excitotoxic antagonists; and membrane “repair” with unsaturated fatty acids.

Neurologists, psychologists, genetic counselors, and social workers can also play an important role in helping individuals or families confront the disease. Physical therapists, occupational therapists, and speech therapists can also assist people with HD cope better with some of the symptoms. Additionally, since people with HD often lose a lot of weight, a nutritionist can be very helpful. While some of the psychotic problems and movement disorders may be partially tempered by medication, many times this is at the expense of harsh side effects.

There have been substantial trials of antioxidants as a treatment for HD, though none have been successful. In particular, a very large completed U.S. study (CARE-HD) has investigated the effects of an antioxidant (coenzyme Q) and the NMDA antagonist, remacemide, where there has been some evidence of NMDA overactivity in neurons, though no significant differences from placebo in any treatment group. The remacemide group was slightly but not significantly better, thus indicating that neither the NMDA nor the antioxidant approach is likely to be of significant benefit.

Tetrabenazine, for the chorea in HD, is already approved for use in several European countries and Australia as Xenazine and in Canada as Nitoman. Late stage trials are ongoing to secure approval in the U.S. Tetrabenazine is a dopamine depletor and its use to date has been significantly restricted by its side effect profile. Riluzole, approved worldwide for the treatment for Amyotrophic Lateral Sclerosis (ALS) also called Lou Gehrig’s disease, has been extensively researched for HD. It acts by inhibiting glutamate receptor activation. Large trials have recently concluded in Europe for the use of riluzole in HD. Results presented at the World Congress in Huntington’s Disease September 2005 indicated that riluzole failed to show a significant benefit for HD patients.

Executive Informational Overview	Page 26

Depressive Disorders

A depressive disorder is an illness that involves the body, mood, and thoughts. It affects the way a person eats and sleeps, the way one feels about oneself, and the way one thinks about things. A depressive disorder is not the same as a passing blue mood. It is not a sign of personal weakness or a condition that can be willed or wished away. Depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. each year and more than 120 million worldwide. Figures 14 and 15 illustrate the worldwide distribution of depression among the 120 million people affected and the breakdown of depressive disorders in the U.S. among the 19 million Americans effected. Without treatment, symptoms can last for weeks, months, or years. Even with appropriate treatment, a great number of patients, estimated at one-third, do not get back to their normal condition.

In the U.S., annual sales of antidepressant treatments are approximately $14 billion, dominated by selective serotonin reuptake inhibitors (SSRIs), such as Prozac® by Eli Lilly & Company (LLY-NYSE), Celexa® (the latest generation called Lexapro®) by Forest Laboratories (FRX-NYSE), Zoloft® by Pfizer Inc., and Paxil CR™ by Glaxo SmithKline PLC (GSK-NYSE). Published literature indicates that the effectiveness of these treatments is as follows:

•	20% to 25% of patients respond fully

•	35% to 45% respond partially

•	Up to 30% do not respond

Melancholic Depression

Melancholic depression is a widely recognized diagnosis that represents one of the most severe subsets of major depression, characterized by unique clinical and physiological features as defined in Figure 16 (page 28). Unacceptable side effects and the generally low efficacy of current drug treatments for patients suffering with melancholic depression have left the medical community with few pharmacologically-based therapeutic options.

In addition to its defining clinical features, melancholic depression is associated with unique physiological characteristics. Studies indicate that melancholic patients display elevated cortisol levels and increased activity of the corticotropin-releasing hormone (CRH) system. A potential consequence of this very typical characteristic is the sleep structure of these patients, as measured by sleep-electroencephaloghrapy (EEG). This could be related to the sleep disturbing effects of CRH. Furthermore CRH reduces appetite. In line with these observations is that reduced appetite, reduction of weight, and sleep disturbances (especially early morning awakening), are key characteristics of melancholic depression.

Executive Informational Overview	Page 27

As such, opinion leaders in the field suggest that melancholic depression is a unique form of the disease given its biological rather than psychological or environmental origin, which also implies that these patients are difficult to treat with standard antidepressants and psychotherapy. On the basis of this knowledge, CRH receptor antagonists are in development by various companies.

There is no approved treatment specifically for melancholic depression and nothing as far advanced in the clinic as Miraxion™. Thus, upon approval, Miraxion™ could become the first and only treatment for melancholic depression. Given its favorable safety profile and potentially superior efficacy in the most severe patient population versus standard antidepressants, Miraxion™ may also see extensive use outside of the melancholic subset into the broader major depression population.

Miraxion™ for melancholic depression could become a significant product for Amarin. The potential treatable population in the U.S. could approximate 1.3 million of the 2.7 million patients currently treated for depression, providing a market opportunity of $2 billion to $3 billion. In addition, an upside opportunity exists to capture a further 1.1 million of the 2.2 million patients diagnosed with major depression but not treated. Should this occur, this could almost double the market potential.

Miraxion in Animal Models of Depression

There is a conceptual overlap between the action of Miraxion™on inflammation/apoptosis and its effect in melancholic depression. Activation of proinflammatory mechanisms in humans and in animal models lead to behavioral changes, which share similarities with clinical depression. Furthermore, an activation of the CRH-system regularly occurs under these conditions. There is evidence that the main disturbance of the hormonal change in melancholic depression is related to a rigidity of the system. Under normal conditions, a stress stimulus, which might be a psychological one or a trigger of inflammatory mechanisms, leads to an increase of the stress hormone system, which switches the organism into a fight/flight mode. After the stimulus has ceased, a deactivation occurs, bringing the organism to its normal level of activation. This is accomplished via a so-called “negative feedback” of the stress hormones, shutting down their release after a certain period of time. This self-limitiation of the stress hormone systems seems to be a defect, particularly in melancholic depression.

Executive Informational Overview	Page 28

Dr. Cai Song (Song et al., 2003, Molecular Psychiatry) in Canada undertook several animal experiments, in which she induced behavioral and hormonal changes with the administration of pro-inflammatory substances into the brain of rats. This resulted in anxiety, disturbance of memory, an increase in pro-inflammatory prostaglandins, and an increase in corticosterone, the stress hormone of the rat which is released after activation of the CRH-system. All these changes could be reduced by treating the animals with Miraxion™, as shown in Figures 17 and 18. A study is about to commence in patients with depression to examine the effect of Miraxion™on the stress hormone system and markers of inflammation.

Miraxion™ for Depressive Disorders

Six Phase IIa placebo-controlled studies have been conducted with Miraxion™ in depressive disorders, with each showing benefit in favor of Miraxion™. Three of the studies were investigator-led, with each showing a statistically significant benefit for Miraxion™ in the primary outcome. Three of the studies were led by Laxdale. A summary of these six trials is provided in Table 6 (page 30).

Two of the studies with Miraxion™ in treatment-unresponsive depression patients concluded with statistical significance, with Miraxion™ being effective in treating depressed patients who otherwise remained depressed despite receiving standard therapy. The results of these trials were published in the Archives of General Psychiatry in October 2002 (volume 59, Peet & Horrobin) and the American Journal of Psychiatry in March 2002 (volume 159, Belmaker).

Melancholic Depression Analysis

Additionally, a further program of data analysis was carried out on the three Laxdale-led Phase IIa studies using Miraxion™ to treat depression. While statistical significance was not achieved in the primary endpoint of these Laxdale-led studies, the post-hoc analysis identified that Miraxion™ showed a significant clinical benefit in each of the three studies for those depression patients with melancholic characteristics. A summary of the related press releases issued by Amarin is presented below.

•

In January 2005, Amarin announced data from a monotherapy clinical trial using Miraxion™ alone to treat depression patients. The monotherapy trial included 77 patients, of whom 39 were identified with melancholic depression characteristics. In this group, statistical significance (p=<0.05) was observed using the Bech-depression scale and the prespecificed depression subscale of the Hamilton Depression Rating Scale (HDRS)-17 to measure affective core symptoms of depression.

•

Also, a Phase IIa clinical trial with 70 treatment-unresponsive depression patients was also re-analyzed using the identical symptom-specific subgroup, identifying 28 melancholic depression patients. Using HDRS, statistically significant data was again observed from the re-analysis of the dataset from this published, randomized, placebo-controlled clinical trial in treatment-unresponsive depression, where

Executive Informational Overview	Page 29

Miraxion™ was used as an adjunct therapy with standard depression treatments in a dose range from 1g-4g per day (Peet & Horrobin, 2002, Archives of General Psychiatry, volume 59, pages 913-919).

•

Subsequently, in March 2005, Amarin disclosed positive data analysis from a third exploratory Phase IIa clinical trial. Miraxion™ was used as adjunct therapy (with either SSRIs or tricyclics) in 115 patients with treatment-unresponsive depression in a 12-week double blind, placebo-controlled clinical trial. The HDRS was used as the primary efficacy measure. Although in the whole group Miraxion™ did not show a significant difference over placebo, an exploratory analysis demonstrated significant superiority (p<0.05) in the subgroup of depression with melancholic characteristics.

Table 6
Amarin Corporation plc
MIRAXION™ FOR DEPRESSION: TRIALS TO DATE

Trial Ref	Trial Details	Indication	Melancholic	Published
Depression
Analysis

AMARIN (LAXDALE) LED STUDIES

1. Laxdale (Peet & Horrobin)	N=70 1, 2 or 4g/d or placebo for 12 wks	Treatment-Unresponsive Depression - adjunct	Yes	Yes

2. Laxdale	N=115 1g/d or placebo for 12 wks	Treatment-Unresponsive Depression - adjunct	Yes

3. Laxdale	N=77 0.5, 1, 2g/d or placebo for 6 wks	New Episode Depression - monotherapy	Yes

INVESTIGATOR LED STUDIES

4. Belmaker	N=20 2g/d or placebo for 4 wks	Treatment-Unresponsive Depression - adjunct		Yes

5. Frangou	N=75 1 or 2g/d or placebo for 12 wks	Depression in Bipolar disorder

6. Zanarini & Frankenburg	N=30 1g/d or placebo for 12 wks	Depression in Borderline Personality disorder		Yes

Source: Amarin Corporation plc.

This post-hoc analysis of data from all three Laxdale-led trials, summarized in Table 7, is consistent and shows a significant clinical benefit using Miraxion™ in patients with depression that exhibit melancholic characteristics. As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion™ in depression.

Table 7
Amarin Corporation plc
MIRAXION™ FOR DEPRESSION: MELANCHOLIC DATA ANALYSIS

Investigators	Trial Details	No. with	Scale	Melancholic Data
		Melancholic		Analysis
Features

1. Laxdale (Peet & Horrobin)	N=70 1, 2 or 4g/d or placebo for 12 wks adjunct	N=28 More severely ill	HDRS	p<0.05

2. Laxdale	N=115 1g/d or placebo for 12 wks adjunct	N=70 More severely ill	HDRS	p<0.05

3. Laxdale	N=77 0.5, 1, 2g/d or placebo for 6 wks monotherapy	N=39 Less severely ill	Depression sub-scale of HDRS	p<0.05

Source: Amarin Corporation plc.

Executive Informational Overview	Page 30

Observations using Miraxion™ to treat depression include:

•	Consistent responses from post-hoc data analysis of three exploratory Phase IIa clinical trials. This is unusual as depression trials are notorious for lack of consistency.

•	When used as adjunct therapy, with either tricyclics or SSRIs, Miraxion™ worked well in patients who have major or treatment-unresponsive depression with melancholic characteristics.

•	Patients who did not respond to standard therapy responded when treated with standard therapy plus Miraxion™.

•	Patients with melancholic characteristics also responded to Miraxion™ alone.

•	Patients did not display sexual dysfunction side effects, which are often prevalent with standard depression therapies.

Amarin has stated that it intends to conduct a larger Phase II trial with approximately 150 primarily hospitalized patients with melancholic depression, and that it expects this trial to be conducted in collaboration with a development and marketing partner with relevant experience.

Other Products in Development

LAX-201

Amarin is developing LAX-201, a patent-protected combination of folic acid and either of two leading classes of anti-depressant drugs (i.e. SSRIs and Serotonin Norepinephrine Reuptake Inhibitors [SNRIs]). A Phase II study showed LAX-201 increased the response rate in depressed women from 50%-60% to approximately 90%.

LAX-202

Amarin is developing LAX-202, a patent-protected combination of an atypical antidepressant and an amino acid. A 130-patient Phase II study showed LAX-202 was effective in approximately 80% of patients in relieving many symptoms (including fatigue and pain) and acts within two to four weeks.

Combinatorial Lipid Platform

Combinatorial lipid chemistry offers a novel approach to improving the therapeutic effects and delivery characteristics of both known and novel compounds. Amarin has learned how to use different types of chemical linkage to attach a range of bioactive lipids either to other lipids or other drugs. The results are novel single chemical entities with predictable properties, potentially offering substantial and clinically relevant advantages over either compound alone.

Executive Informational Overview	Page 31

Potential Milestones Over Next 12-24 Months

Amarin has set forth the following near-term objectives over the next 12 to 24 months:

•	Miraxion™ in HD (Phase III trials on-going)

	•	Last patient out late 2006

	•	File NDA for Miraxion™ in early 2007 (Fast Track)

•	Miraxion™ in Depression

	•	Seek U.S. and EU partner

	•	Initiate confirmatory Phase II clinical trial with partner

•	LAX-201 and LAX-202

	•	Seek U.S. and EU partners

•	Expand Pipeline (reduce dependency on Miraxion™)

	•	In-license two additional neurology programs

Executive Informational Overview	Page 32

Key Points to Consider

Huntington’s Disease

•

Huntington’s disease (HD) is a genetic neurodegenerative disease characterized by movement disorder, dementia, and psychiatric disturbance. It has been diagnosed in approximately 30,000 patients in the U.S. and a similar number in Europe. Additionally, over 200,000 people in the U.S. are genetically “at risk” to developing the disease. Onset of symptoms is typically between 30 and 50 years of age with a typical life expectancy from diagnosis of 10 to 25 years. Patients with late stage disease require continuous nursing care, often in nursing homes, with an estimated annual cost to the U.S. economy of up to $2.5 billion.

•	There is no effective treatment or cure for HD. The potential HD market in the U.S. is estimated to be in excess of $250 million; worldwide, this market is believed to be greater than $500 million.

•

The mechanism of action of Amarin’s Miraxion™ is believed to involve stabilizing mitochondrial integrity of suffering neurons by acting on specific signal transduction pathways and a change in cellular energy metabolism. This may prevent or slow progression from neuronal dysfunction to apoptosis. Miraxion™ and its metabolites are also known to have neuro-anti-inflammatory effects.

•

Miraxion™ for HD has been granted Fast Track designation by the U.S. FDA for HD, and has received Orphan Drug designation in the U.S. and Europe. Fast track designation means that the FDA can take actions to expedite the development and review of this potential New Drug Application (NDA). Orphan drugs are those that treat rare diseases or conditions, and, if approved, receive marketing exclusivity for seven years in the U.S. and up to ten years in Europe. In addition to Orphan Drug marketing exclusivity, pending patents for Miraxion™ in HD will, if granted, provide protection through at least 2023.

•

Ethyl-EPA-based compounds have been approved for use in triglyceride-lowering drugs in Japan (i.e., Mochida’s cardiovascular drug Epadel) and in the U.S. (Reliant Pharmaceutical’s Omacor). Epadel’s history illustrates the excellent safety profile of EPA-based compounds. Omacor’s approval is important to Amarin since it identifies a regulatory pathway at the FDA for ethyl-EPA based compounds.

•

Following positive results with Miraxion™ for HD in Phase II studies, a 135-patient Phase III double-blind placebo-controlled study was initiated in 2001. In February 2003, Amarin announced the results of this study outlining that statistical significance was not achieved in the entire study patient population. However, in those patients that complied with the protocol, a trend to statistical significance was observed.

•

Further analysis of the clinical data from the Phase III study also identified a group of HD patients that responded to Miraxion™ with statistical significance. HD is believed to be caused by a genetic mutation of the cytosine, adenosine and guanine (CAG) polymorphic trinucleotide repeat. It has been demonstrated that there is a direct link between CAG repeat length and age of onset, disease progression, and clinical symptoms.

•

Based on the strength of the response in the genetic sub-group, Amarin has planned further Phase III clinical trials in the U.S. and Europe. These further trials have been designed utilizing the valuable findings from the initial Phase III trial, feedback from the FDA and EMEA, and will target the sub-group of patients that responded to Miraxion™.

•

Amarin has reached an agreement with the U.S. FDA under the Special Protocol Assessment (SPA) procedure for the design of the on-going Phase III clinical trials of Miraxion™ in HD. The SPA is a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials.

•

Miraxion’s™ safety profile is strong. Only one patient of 135 dropped out of the study over a year because of a treatment-related side effect, and all but one patient who completed a year opted to continue in an open label study for a second year.

Executive Informational Overview	Page 33

Melancholic Depression

•

Clinical depression is one of the most common mental illnesses, affecting more than 19 million people in the U.S. each year and 120 million worldwide. U.S. sales of anti-depressants are approximately $14 billion annually, largely dominated by SSRIs. However, about one-third of patients with depression still fail to respond to standard drugs and another third show only partial response. Melancholic depression is related to non-response to standard antidepressants and psychotherapy.

•

Melancholic depression is a relevant subtype of depression characterized by specific somatic (“endogenous”) symptoms. It is related to a dysfunction of the stress hormone regulation. This dysfunction, in particular, is the target of the action of Miraxion™.

•

Six Phase IIa placebo-controlled studies have been conducted with Miraxion™ in depressive disorders, with each showing benefit in favor of Miraxion™. Post-hoc analysis from three of the trials demonstrated significant clinical benefits using Miraxion™ in depressed patients with melancholic features—a market estimated at $2 billion to $3 billion in the U.S. alone.

•

As a result of these encouraging clinical trial results, Amarin intends to further evaluate the clinical benefits of Miraxion™ in depression and intends to seek a development and marketing partner to accelerate this program.

•

Miraxion™ is protected by a broad portfolio of intellectual property. The use of Miraxion™ for depression is protected by a widely-granted patent until 2017. Other patents for Miraxion™ pending, if granted, would provide protection through at least 2023 for both HD and depression (and certain of its indications). Amarin’s broad intellectual property estate also contains patents for second-generation Miraxion™ and novel technology platforms.

Corporate and General

•	Since the acquisition of Laxdale in October 2004, Amarin has raised approximately $30 million in two equity issuances and is now well financed.

•	Amarin has significant “insider” holdings, with the Board currently owning 31% of the Company, including an 18% interest held by Amarin chairman, Mr. Thomas Lynch.

•

Amarin has seen strong insider buying in recent times. Directors and officers of Amarin invested $11.2 million of the $30 million raised in the two equity finances completed in October 2004 and May 2005.

•	Amarin has been successfully transformed over the last 18 months into a dedicated neuroscience company through the execution of a series of significant corporate transactions.

•	Amarin has a committed and experienced management team, each of whom has spent the vast majority of their working careers in the pharmaceutical industry.

Executive Informational Overview	Page 34

Historical Financial Results

Tables 8 and 9 provide a summary of Amarin’s historical financial statements for the last four quarters. It has been reformatted from its published data to clearly identify the results of the continuing activities over this period.

Table 8
Amarin Corporation plc
INCOME STATEMENT DATA (UK GAAP), IN U.S. DOLLARS

	3 Months Ended
	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04
(adjusted for average exchange rate during quarter)	$’000	$’000	$’000	$’000

Revenue from continuing activities	—	—	—	—

Cost of sales	—	—	—	—

Gross profit from continuing activities	—	—	—	—

Operating expenses from continuing activities
Research & development	2,885	977	898	—
Selling, general & administrative	2,616	2,135	2,998	1,207
Amortisation of intangibles	169	169	167	144
Non recurring payment	—	—	891	—

Total operating expenses from continuing activities	5,670	3,281	4,954	1,351

Operating (loss) from continuing activities	(5,670)	(3,281)	(4,954)	(1,351)

Net interest (payable)/receivable and similar (charges)/income	(126)	(233)	36	(89)

(Loss) before taxes	(5,796)	(3,514)	(4,918)	(1,440)

Income tax credit	264	116	167	—
Dividends credit	—	—	643	—

Net (loss) from continuing activities	(5,532)	(3,398)	(4,108)	(1,440)

Net (loss)/income from discontinued activities	—	—	(660)	274

Total net (loss)	(5,532)	(3,398)	(4,768)	(1,166)

Weighted average shares - basic	43,282	37,513	36,310	17,940
Weighted average shares - diluted	43,282	37,513	36,992	17,940

(Loss) per share:
Basic	(0.13)	(0.09)	(0.13)	(0.06)
Diluted	(0.13)	(0.09)	(0.13)	(0.06)

Source: Amarin Corporation plc.

Executive Informational Overview	Page 35

Table 9
Amarin Corporation plc
BALANCE SHEET DATA (UK GAAP), U.S. DOLLARS

	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04
(Adjusted for exchange rate as of quarter’s end)	$‘000	$‘000	$‘000	$‘000

Fixed assets
Tangible	421	420	427	241
Intangible	9,965	10,133	10,302	3,611

	10,386	10,553	10,729	3,852

Current assets
Debtors	2,135	2,364	2,003	5,433
Cash	16,382	5,996	10,989	2,813

	18,517	8,360	12,992	8,246

Creditors - due within one year	(3,654)	(4,587)	(4,373)	(4,018)

Net current assets/(liabilities)	14,863	3,773	8,619	4,228

Creditors - due after one year	—	—	(2,000)	(5,000)
Provisions for liabilities & charges	(652)	(715)	(655)	—

Net assets	24,597	13,611	16,693	3,080

Called up share capital	4,471	3,219	3,206	29,088
Treasury shares	(217)	(217)	(217)	—
Capital redemption reserve	27,633	27,633	27,633	—
Share premium account	102,644	87,378	87,075	70,225
Profit & loss reserve	(109,934)	(104,402)	(101,004)	(96,233)

Shareholders’ funds	24,597	13,611	16,693	3,080

Source: Amarin Corporation plc.

Executive Informational Overview	Page 36

Risks

Some information in this report relates to future events or future business and financial performance. Such statements can be only predictions and the actual events or results may differ from those discussed due to, among other things, the risks described in Amarin’s reports on Forms 6-K, 20-F, and other forms filed with the Securities and Exchange Commission (“SEC”) from time to time. The content of this report with respect to Amarin has been compiled primarily from information available to the public and released by Amarin through news releases and SEC filings. Amarin is solely responsible for the accuracy of that information. Information about other companies has been prepared from publicly available documents and has not been independently verified by Amarin. For more complete information about Amarin, refer to the Company’s website at www.amarincorp.com.

Investors should carefully consider the risks and the information about Amarin’s business described below. Investors should not interpret the order in which these considerations are presented as an indication of their relative importance. The risks and uncertainties described below are not the only risks that Amarin faces. Additional risks and uncertainties not presently known to Amarin or that Amarin currently believes to be immaterial may also adversely affect its business. If any of the following risks and uncertainties develop into actual events, the business, financial condition, and results of operations could be materially and adversely affected, and the trading price of its ADSs could decline.

Amarin has a history of losses, and may continue to generate losses in the foreseeable future.

Amarin has not been profitable in three of the last five fiscal years. For the fiscal years ended December 31, 2000, 2001, 2002, 2003, and 2004, Amarin reported profits/(losses) of approximately $2.7 million, ($5.3) million, ($37.0) million, ($19.2) million, and $4.0 million, respectively under UK GAAP. Unless and until marketing approval is obtained from either the U.S. Food and Drug Administration (FDA) or European Medicines Evaluation Agency (“EMEA”) for the Company’s principal product, Miraxion™, or Amarin is otherwise able to acquire rights to products that have received regulatory approval or are at an advanced stage of development and can be readily commercialized, Amarin may not be able to generate revenues in future periods and may not be able to attain profitability.

As of February 2004, Amarin had divested a majority of the assets owned by the Company at that time. Although Amarin subsequently acquired Amarin Neuroscience Limited and its leased facility in Stirling, Scotland, on October 8, 2004, the Company continues to have limited operations, assets, and financial resources. As a result, Amarin currently has no marketable products or other source of revenues. All of its current products, including Miraxion™, are in the development stage. The development of pharmaceutical products is a capital intensive business. Therefore, Amarin expects to incur expenses without corresponding revenues at least until it is able to obtain regulatory approval and sell its future products in significant quantities. This may result in net operating losses that will increase continuously until the Company can generate an acceptable level of revenues, which it may not ever attain. Further, even if the Company does achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, the Company cannot predict with certainty whether it will ever be able to achieve profitability.

In addition to advancing its existing development pipeline, the Company also intends to acquire rights to additional products. However, the Company may not ever be successful in doing so. It may need to raise additional capital before it can acquire any products. There is also a risk that Miraxion™ or any other development-stage products the Company may acquire will not be approved by the FDA or regulatory authorities in other countries on a timely basis or at all. The inability to obtain such approvals would adversely affect its ability to generate revenues.

The likelihood of success of the Company’s business plan must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with developing and expanding early stage businesses and the competitive environment in which the Company operates.

Executive Informational Overview	Page 37

Historical financial results do not form an accurate basis for assessing the current business.

As a consequence of the divestiture of a majority of the Company’s business and assets during 2003 and early 2004 and the acquisition of Amarin Neuroscience Limited in October 2004, the Company’s financial results for 2004 and prior periods do not form an accurate basis upon which investors should base an assessment of its business and prospects. Prior to such divestiture, the Company’s revenues were generated primarily from the sale of marketable products in the U.S, the out-licensing of its proprietary technologies, and research and development work performed on a contract basis. All of these lines of business have been sold, and following the acquisition of Amarin Neuroscience, it is now focused on the research, development, and commercialization of novel drugs for the central nervous system (“CNS”). Accordingly, the Company’s historical financial results reflect a substantially different business from that currently being conducted.

The Company may have to issue additional equity leading to shareholder dilution.

Amarin is committed to issue equity to the former shareholders of Amarin Neuroscience upon the successful achievement of specified milestones for the Miraxion™ development program (subject to such shareholders’ right to choose cash payment in lieu of equity). The Company also has outstanding warrants to purchase 500,000 ordinary shares, which were originally acquired by Elan Corporation, plc as part of a debt re-negotiation and were subsequently sold by Elan to Amarin Investment Holding Limited, an entity controlled by Thomas G. Lynch, Amarin’s Chairman (biography on page 12). Additionally, in pursuing the Company’s growth strategy, Amarin will either need to issue new equity as consideration for the acquisition of products, or to otherwise raise new finance, in which case equity, convertible equity, or debt instruments may be issued. The creation of new shares would lead to dilution of the current shareholder base.

If Amarin cannot find additional capital resources, the Company will have difficulty in operating as a going concern and growing its business.

On May 24, 2005, Amarin raised gross proceeds of $17.8 million through the completion of a registered offering of 13.7 million ADSs with institutional and other accredited investors, including certain directors and executive officers of Amarin. Directors and executive officers of Amarin invested approximately $4.5 million in the offering for the purchase of an aggregate of 3.5 million ADSs, inclusive of the 1.5 million ADSs issued in connection with the redemption of the loan notes referred to below. After offering fees, expenses, and the redemption of Amarin’s remaining $2 million of loan notes, the net proceeds were approximately $14.8 million. As of the date of this report, Amarin now has no debt other than working capital liabilities.

On the basis of forecast cash flows, Amarin is forecast to have sufficient cash to fund the group’s operating activities into the second quarter of 2006. Amarin intends to obtain additional funding through earning licensing fees from its partnering activities and/or completing further equity-based financings. There is no assurance that Amarin’s efforts to raise additional funding will be successful. If efforts are unsuccessful, there is uncertainty as to whether Amarin will be able to fund its business through the second quarter of 2006 and beyond.

Amarin will also require further capital investment in the future to implement its long-term growth strategy of acquiring additional development stage and/or marketable products, recruiting clinical, regulatory, and sales and marketing personnel, and growing its business. Depending on market conditions and the Company’s ability to maintain financial stability, the Company may not have access to additional capital on reasonable terms or at all. Any inability to obtain additional financing when needed would adversely affect its ability to sustain and to grow its business.

Amarin may be dependent upon the success of a limited range of products.

At present, Amarin is substantially reliant upon the success of its principal product, Miraxion™. If development efforts for this product are not successful in either Huntington’s disease (“HD”) or depression, or if adequate demand for this product is not generated should FDA approval be obtained, its business will be materially and adversely affected. Although the Company intends to bring additional products forward from its research and development efforts and to acquire additional products, even if it is successful in doing so, the range of products the Company will be able to commercialize may be limited, given its financial resources. This could restrict the Company’s ability to respond to adverse business conditions. If Amarin is not successful in developing Miraxion™ for HD or depression or any future product, or if there is not adequate demand for any such product

Executive Informational Overview	Page 38

or the market for such product develops less rapidly than the Company anticipates, it may not have the capability to shift its resources to the development of alternative products. As a result, the limited range of products the Company intends to develop could constrain its ability to generate revenues and achieve profitability.

Amarin’s ability to generate revenues depends on obtaining regulatory approvals for Miraxion™.

Miraxion™, which is in Phase III development for HD and Phase II development for depressive disorders, is currently Amarin’s only product in late-stage development. In order to successfully commercialize Miraxion™, it will be required to conduct all tests and clinical trials needed in order to meet regulatory requirements, to obtain applicable regulatory approvals, and to prosecute patent applications. The costs of developing and obtaining regulatory approvals for pharmaceutical products can be substantial. It is Amarin’s intent to complete two Phase III studies to support a possible NDA for Miraxion™ for the treatment of HD. This decision is consistent with the approval process of new drug products for neurological diseases, and reflects the fact that statistical significance was not achieved in the entire study patient population in the first Phase III study.

Amarin’s ability to commercialize Miraxion™ for this indication is dependent upon the success of these development efforts. If such clinical trials fail to produce satisfactory results, or if the Company is unable to maintain the financial and operational capability to complete these development efforts, it may not ever be able to generate revenues from Miraxion™. Even if Amarin obtains regulatory approvals, the timing or scope of any approvals may prohibit or reduce its ability to commercialize Miraxion™ successfully. For example, if the approval process takes too long, the Company may miss market opportunities and give other companies the ability to develop competing products. Additionally, the terms of any approvals may not have the scope or breadth needed for Amarin to commercialize Miraxion™ successfully.

Amarin may not be successful in developing or marketing future products if it cannot meet extensive regulatory requirements for quality, safety, and efficacy promulgated by the FDA and other regulatory agencies.

Amarin’s long-term strategy involves the development of products that the Company may acquire from third parties. The success of these efforts is dependent in part upon the ability of the products to meet and to continue to meet regulatory requirements in the jurisdictions where Amarin ultimately intends to sell such products. The development, manufacture, and marketing of pharmaceutical products are subject to extensive regulation by governmental authorities in the U.S., the European Union, Japan, and elsewhere. In the U.S., the FDA generally requires pre-clinical testing and clinical trials for each drug to establish its safety and efficacy and extensive pharmaceutical development to ensure its quality before its introduction into the market. Regulatory authorities in other jurisdictions impose similar requirements. The process of obtaining regulatory approvals is lengthy and costly and the issuance of such approvals is uncertain. The commencement and rate of completion of clinical trials may be delayed by many factors, including:

•	the inability to manufacture sufficient quantities of qualified materials under current manufacturing practices for use in clinical trials

•	slower than expected rates of patient recruitment

•	the inability to observe patients adequately after treatment

•	changes in regulatory requirements for clinical trials

•	the lack of effectiveness during clinical trials

•	unforeseen safety issues

•	delays, suspension, or termination of a trial due to the institutional review board responsible for overseeing the study at a particular study site

•	government or regulatory delays or “clinical holds” requiring suspension or termination of a trial

Executive Informational Overview	Page 39

Even if Amarin obtains positive results from early stage pre-clinical or clinical trials, it may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates. The failure of clinical trials to demonstrate safety and effectiveness for the Company’s desired indications could harm the development of that product candidate as well as other product candidates, and the Company’s business and results of operations would suffer.

Any approvals that are obtained may be limited in scope, or may be accompanied by burdensome post-approval study or other requirements. This could adversely affect the Company’s ability to earn revenues from the sale of such products. Even in circumstances where products are approved by a regulatory body for sale, the regulatory or legal requirements may change over time, or new safety or efficacy information may be identified concerning a product, which may lead to the withdrawal of a product from the market. Additionally, even after approval, a marketed drug and its manufacturer are subject to continual review. The discovery of previously unknown problems with a product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market, which would have a negative impact on the Company’s potential revenue stream.

After approval, Amarin’s products will be subject to extensive government regulation.

Once a product is approved, numerous post-approval requirements apply. Among other things, the holder of an approved NDA or other license is subject to periodic and other monitoring and reporting obligations of the FDA and other regulatory bodies, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the approved application. Application holders must also submit advertising and other promotional material to regulatory authorities and report on ongoing clinical trials.

Advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and local laws in the U.S. and in other countries. In the U.S., the distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA’s current good manufacturing practice requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, as amended, and similar state laws. Pricing and rebate programs must comply with the U.S. Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws. Similar requirements exist in all of these areas in other countries.

Depending on the circumstances, failure to meet these post-approval requirements can result in criminal prosecution, fines, or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow Amarin to enter into supply contracts, including government contracts. In addition, even if Amarin complies with the FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw a product approval. Adverse regulatory action, whether pre- or post-approval, can potentially lead to product liability claims and increase Amarin’s product liability exposure.

Amarin’s future products may not be able to compete effectively against those of its competitors.

Competition in the pharmaceutical industry is intense and is expected to increase. If Amarin is successful in completing the development of Miraxion™, it may face competition to the extent other pharmaceutical companies are able to develop products for the treatment of HD or depression. Potential competitors in this market may include companies with greater resources and name recognition than Amarin. Furthermore, to the extent it is able to acquire or develop additional marketable products in the future, such products will compete with a variety of other products within the U.S., possibly including established drugs and major brand names. Competitive factors, including generic competition, could force Amarin to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to the Company’s future

Executive Informational Overview	Page 40

products. Products based on new technologies or new drugs could render the Company’s products obsolete or uneconomical.

Amarin’s potential competitors both in the U.S. and Europe may include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies, and specialized neurology companies. In addition, Amarin may compete with universities and other institutions involved in the development of technologies and products that may be competitive with its own. Many of Amarin’s competitors will likely have greater resources than itself, including financial, product development, marketing, personnel, and other resources. Should a competitive product obtain marketing approval prior to Miraxion™, this would significantly erode the projected revenue streams and anticipated first-to-market advantage for such product.

The success of Amarin’s future products will also depend in large part on the willingness of physicians to prescribe these products to their patients. Amarin’s future products may compete against products that have achieved broad recognition and acceptance among medical professionals. In order to achieve an acceptable level of subscriptions for their future products, Amarin must be able to meet the needs of both the medical community and end users with respect to cost, efficacy, and other factors.

Amarin’s supply of future products could be dependent upon relationships with manufacturers and key suppliers.

Amarin has no in-house manufacturing capacity and, to the extent it is successful in completing the development of Miraxion™ and/or acquiring or developing marketable products in the future, Amarin will be obliged to rely upon contract manufacturers to produce its products. Amarin may not be able to enter into manufacturing arrangements on terms that are favorable to the Company. Moreover, if any future manufacturers should cease doing business with Amarin or experience delays, shortages of supply, or excessive demands on their capacity, the Company may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturers are required to comply with current Good Manufacturing Practice regulations promulgated by the FDA. The failure by a future manufacturer to comply with these regulations could affect its ability to provide Amarin with product. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to the Company’s operations and result in lost sales.

Additionally, Amarin will be reliant on third parties to supply the raw materials needed to manufacture Miraxion™ and other potential products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability, and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase Amarin’s cost of goods sold, and result in lost sales.

Amarin may not be able to grow its business unless it can acquire and market or in-license new products.

Amarin is pursuing a strategy of product acquisitions and in-licensing in order to supplement its own research and development activity. Amarin’s success in this regard will be dependent on its ability to identify other companies that are willing to sell or license product lines to it. Amarin will be competing for these products with other parties, many of whom have substantially greater financial, marketing, and sales resources. Even if suitable products are available, depending on competitive conditions, Amarin may not be able to acquire rights to additional products on acceptable terms, or at all. Amarin’s inability to acquire additional products or successfully introduce new products could have a material adverse effect on its business.

In order to commercialize its future products, Amarin will need to establish a sales and marketing capability.

At present Amarin does not have any sales or marketing capability, since all of its products are currently in the development stage. However, if Amarin is successful in obtaining regulatory approval for Miraxion™, it intends to directly commercialize this product in the U.S. market. Similarly, to the extent it executes its long-term strategy of expanding the Company’s portfolio by developing or acquiring additional marketable products, Amarin intends to directly sell its neurology products in the U.S. In order to market Miraxion™ and any other new products, Amarin will need to add marketing and sales personnel who have expertise in the pharmaceuticals business. The Company must also develop the necessary supporting distribution channels.

Executive Informational Overview	Page 41

Although Amarin believes it can build the required infrastructure, it may not be successful in doing so if it cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network in the United States would have a material adverse effect on its ability to grow its business.

The planned expansion of Amarin’s business may strain its resources.

Amarin’s strategy for growth includes potential acquisitions of new products for development and the introduction of these products to the market. Since the Company currently operates with limited resources, the addition of such new products could require a significant expansion of its operations, including the recruitment, hiring and training of additional personnel, particularly those with a clinical or regulatory background. Any failure to recruit necessary personnel could have a material adverse effect on its business. Additionally, the expansion of its operations and work force could create a strain on Amarin’s financial and management resources and it may require the Company to add management personnel.

Amarin may incur potential liabilities relating to discontinued operations or products.

In October 2003, Amarin sold Gacell Holdings AB, the Swedish holding company of Amarin Development AB, its Swedish drug development subsidiary, to Watson Pharmaceuticals, Inc. (WPI-NYSE). In February 2004 Amarin sold its U.S. subsidiary, Amarin Pharmaceuticals Inc., and certain assets to Valeant Pharmaceuticals International (VRX-NYSE). In connection with these transactions, the Company provided a number of representations and warranties to Valeant and Watson regarding the respective businesses sold to them, and other matters, and Amarin undertook to indemnify Valeant and Watson under certain circumstances for breaches of such representations and warranties. Amarin is not aware of any circumstances which could reasonably be expected to give rise to an indemnification obligation under its agreements with either Valeant or Watson. However, it cannot predict whether matters may arise in the future that were not known to it and which, under the terms of the relevant agreements, could give rise to a claim against the Company.

Amarin will be dependent on patents, proprietary rights and confidentiality.

Because of the significant time and expense involved in developing new products and obtaining regulatory approvals, it is very important to obtain patent and trade secret protection for new technologies, products, and processes. Amarin’s ability to successfully implement its business plan will depend in large part on its ability to:

•	acquire patented or patentable products and technologies

•	obtain and maintain patent protection for its current and acquired products

•	preserve any trade secrets relating to its current and future products

•	operate without infringing the proprietary rights of third parties

Although Amarin intends to make reasonable efforts to protect its current and any future intellectual property rights and to ensure that any proprietary technology it acquires does not infringe the rights of other parties, it may not be able to ascertain the existence of all potentially conflicting claims. Therefore, there is a risk that third parties may make claims of infringement against the Company’s current or future products or technologies. In addition, third parties may be able to obtain patents that prevent the sale of Amarin’s current or future products or require the Company to obtain a license and pay significant fees or royalties in order to continue selling such products.

Amarin may, in the future, discover the existence of products that infringe upon patents that it owns or that have been licensed to it. Although it intends to protect its trade secrets and proprietary know-how through confidentiality agreements with its manufacturers, employees, and consultants, it may not be able to prevent its competitors from breaching these agreements or independently developing or learning of its trade secrets.

Amarin anticipates that competitors may, from time to time, oppose its efforts to obtain patent protection for new technologies or to submit patented technologies for regulatory approvals. Competitors may seek to challenge patent applications or existing patents to delay the approval process, even if the challenge has little or no merit. Patent challenges are generally highly technical, time consuming, and expensive to pursue. Were Amarin to be

Executive Informational Overview	Page 42

subject to one or more patent challenges, that effort could consume substantial time and resources, with no assurances of success, even when holding an issued patent.

The loss of any key management or qualified personnel could disrupt Amarin’s business.

Amarin is highly dependent upon the efforts of its senior management. The loss of the services of one or more members of senior management could have a material adverse effect on the Company. As a small company with a streamlined management structure, the departure of any key person could have a significant impact and would be potentially disruptive to its business until such time as a suitable replacement is hired. Furthermore, because of the specialized nature of the Company’s business, as its business plan progresses it will be highly dependent upon its ability to attract and retain qualified scientific, technical, and key management personnel. There is intense competition for qualified personnel in the areas of its activities. In this environment it may not be able to attract and retain the personnel necessary for the development of its business, particularly if it does not achieve profitability. The failure to recruit key scientific and technical personnel would be detrimental to its ability to implement its business plan.

Amarin has entered into an employment agreement with its chief executive officer. The term of this agreement continues in full force and effect, subject to each party’s right to terminate upon twelve months’ notice. The Company’s officers and key employees, other than its chief executive officer, are not employed for any specified period and are not restricted from seeking employment elsewhere, subject only to giving appropriate notice to the Company.

Amarin is subject to continuing potential product liability.

Although Amarin disposed of the majority of its former products during 2003 and 2004, it remains subject to the potential risk of product liability claims relating to the manufacturing and marketing of its former products during the period prior to their divestiture. Any person who is injured as a result of using one of Amarin’s former products during the Company’s period of ownership may have a product liability claim against Amarin without having to prove that it was at fault. The potential for liability exists despite the fact that Amarin’s former subsidiary, Amarin Pharmaceuticals Inc. (API), conducted all sales and marketing activities with respect to such product. Although it has not retained any liabilities of API in this regard, as the prior holder of ownership rights to such former products third parties could seek to assert potential claims against Amarin on a theory of strict liability. Since Amarin distributed and sold its products to a wide number of end users, the risk of such claims could be material. Product liability claims could also be brought by persons who took part in clinical trials involving Amarin’s former development stage products. A successful claim brought against the Company could have a material adverse effect on its business. Amarin does not at present carry product liability insurance to cover any such risks. If it were to seek insurance coverage, it may not be able to maintain product liability coverage on acceptable terms if its claims experience results in high rates, or if product liability insurance otherwise becomes costlier or unavailable because of general economic, market or industry conditions. If Amarin adds significant products to its portfolio, it will require product liability coverage and may not be able to secure such coverage at reasonable rates or at all.

The price of Amarin’s ADSs may be volatile.

The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In addition, the market prices of the securities of many pharmaceutical and medical technology companies have been especially volatile in the past, and this trend is expected to continue in the future. Amarin’s ADSs may also be subject to volatility as a result of their limited trading market. Amarin currently has approximately 51.5 million ADSs outstanding. There is a risk that there may not be sufficient liquidity in the market to accommodate significant increases in selling activity or the sale of a large block of securities. The outstanding ADS amount includes 2,572,500 shares issued to Belsay Limited (in connection with the acquisition of Laxdale), which can only be sold within certain limitations for a period of up to 360 days from October 8, 2004. Accordingly, the trading market for Amarin’s ADSs may remain less liquid until such restrictions expire.

Executive Informational Overview	Page 43

In addition, Amarin’s ADSs have historically had limited trading volume, which may also result in volatility. During the twelve-month period ending August 31, 2005, the average daily trading volume for its ADSs has been 95,404 shares. If Amarin’s public float and the level of trading remain at limited levels over the long term, this could result in volatility and increase the risk that the market price of its ADSs may be affected by factors such as:

•	the announcement of new products or technologies

•	innovation by Amarin or its future competitors

•	developments or disputes concerning any future patent or proprietary rights

•	actual or potential medical results relating to the Company’s products or the Company’s competitors’ products

•	interim failures or setbacks in product development

•	regulatory developments in the U.S., the European Union, or other countries

•	currency exchange rate fluctuations

•	period-to-period variations in the Company’s results of operations

The rights of Amarin shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.

Amarin is incorporated under English law. The rights of holders of Ordinary Shares and, therefore, certain of the rights of holders of ADSs, are governed by English law, including the Companies Act 1985, (as amended), and by Amarin’s memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

The principal differences include the following:

•

Under English law, each shareholder present at a meeting has only one vote unless a valid demand is made for a vote on a poll, in which each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings. Under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. Investors should be aware, however, that the voting rights of ADSs are also governed by the provisions of a deposit agreement with Amarin’s depositary bank.

•

Under English law, each shareholder generally has pre-emptive rights to subscribe, on a proportionate basis, to any issuance of shares. Under U.S. law, shareholders generally do not have pre-emptive rights unless specifically granted in the certificate of incorporation or otherwise.

•

Under English law, certain matters require the approval of 75% of the shareholders, including amendments to the memorandum and articles of association. This may make it more difficult for Amarin to complete corporate transactions deemed advisable by the Board of Directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions.

•

Under English law, shareholders may be required to disclose information regarding their equity interests upon Amarin’s request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares including prohibitions on the transfer of the shares as well as restrictions on dividends and other payments. Comparable provisions generally do not exist under U.S. law.

•

The quorum requirements for a shareholders’ meeting is a minimum of two persons present in person or by proxy. Under U.S. law, a majority of the shares eligible to vote must generally be present (in person or by proxy) at a shareholders’ meeting in order to constitute a quorum. The minimum number of shares

Executive Informational Overview	Page 44

required for a quorum can be reduced pursuant to a provision in a Company’s certificate of incorporation or bylaws, but typically not below one-third of the shares entitled to vote at the meeting.

U.S. shareholders may not be able to enforce civil liabilities against Amarin.

A number of Amarin’s directors and executive officers are non-residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. Amarin has been advised by its English solicitors that there is doubt as to the enforceability in England in original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal securities laws of the U.S.

Foreign currency fluctuations may affect Amarin’s future financial results or cause the Company to incur losses.

Amarin records its transactions and prepares its financial statements in U.S. dollars. Since the Company’s strategy involves the development of products for the U.S. market, the majority of its clinical trial expenditures are denominated in U.S. dollars and it anticipates that the majority of its future revenues will be denominated in U.S. dollars. However, a significant portion of its costs are denominated in pounds sterling and certain costs in euro as a result of it being engaged in activities in the United Kingdom and the European Union. As a consequence, the results reported in the Company’s financial statements are potentially subject to the impact of currency fluctuations between the U.S. dollar on the one hand, and pounds sterling and euro on the other hand. Amarin believes this risk is not currently material since it is focused on development activities and does not anticipate generating on-going revenues in the short-term. Accordingly, it does not engage in significant currency hedging activities in order to restrict the risk of exchange rate fluctuations. Cash balances are invested in short term money market deposits and maintained in currencies that are estimated to match its financial obligations and forecast cash flows. However, if Amarin should commence commercializing any products in the U.S., changes in the relation of the U.S. dollar to the pound sterling and/or the euro may affect its revenues and operating margins. In general, Amarin could incur losses if the U.S. dollar should become devalued relative to the pound sterling and/or the euro.

Holders of Amarin Ordinary Shares or ADSs who are U.S. residents may face adverse tax consequences.

There is a risk that Amarin will be classified as a passive foreign investment company, or PFIC. Amarin’s treatment as a PFIC could result in a reduction in the after-tax return to the holders of the Company’s Ordinary Shares or ADSs and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, Amarin will be classified as a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income or (ii) at least 50% of the average value of all of its assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. Because Amarin may receive interest income and royalties, there is a risk that the Company will be declared a PFIC under the income test described above. In addition, as a result of its cash position, there is a risk under the asset test described above that it will be declared a PFIC. If Amarin was determined to be a PFIC for U.S. federal income tax purposes, detailed rules would apply to U.S. Holders owning Ordinary Shares. Accordingly, investors are urged to consult their tax advisors regarding the application of such rules. However, because the determination of whether Amarin is a PFIC is based upon the composition of the Company’s income and assets from time to time, this determination cannot be made with certainty until the end of the calendar year.

Executive Informational Overview	Page 45

Recent Events

09/21/2005—Announced that patient enrollment and first dosing has commenced in the U.S. Phase III clinical trial of Miraxion™ in Huntington’s disease by The Huntington Study Group.

09/12/2005—Announced that it has reached an agreement with the U.S. FDA under the Special Protocol Assessment (SPA) procedure for the design of two pivotal Phase III clinical trials of Miraxion™ in HD. The SPA is a process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials.

08/14/2005—Announced the appointment of Dr. Anthony Clarke as vice president of clinical development at Amarin Neuroscience. Dr. Clarke was formerly senior director, clinical and regulatory affairs at Cephalon, Europe.

08/04/2005—Announced the appointment of Dr. Prem Lachman as non-executive director. Dr. Lachman is founder and general partner of Maximus Capital, a $100 million healthcare investment management company focused on investments in the biotechnology and pharmaceutical industries.

07/27/2005—Announced its second quarter financial results for the period ended June 30, 2005. For the quarter ended June 30, 2005, Amarin reported a net loss of $5.5 million, or $0.13 per ADS, compared with a net loss of $3.2 million, or $0.18 cents per ADS, in the quarter ended June 30, 2004.

06/14/2005—Announced that the HSG has commenced recruitment for the U.S. Phase III clinical trial of Miraxion™ in HD. The HSG will be conducting a clinical study (TREND I) of ultra-pure ethyl-EPA in persons 35 years of age or older who have mild to moderate HD. The HSG is a worldwide, not-for-profit group of physicians and other clinical researchers who are experienced in the care of HD patients and dedicated to clinical research in HD.

06/09/2005—Announced the completion of the U.S. investigators’ meeting for the upcoming U.S. Phase III clinical trial of Miraxion™ for the treatment of the symptoms of HD. Investigators and coordinators from the 43 selected HSG clinical trial sites attended the meeting in Philadelphia. The objective of the meeting was orientation and training about specific aspects of the clinical trial design. The clinical investigators who attended the meeting comprised leading HD experts in the U.S.

05/26/2005—Announced financial results for the quarter ended March 31, 2005. For the quarter ended March 31, 2005, Amarin reported a net loss, including discontinued activities, of $3.4 million or $0.09 per ADS, compared with a net profit, (including exceptional items) of $13.8 million or $0.77 per ADS in the quarter ended March 31, 2004. In the comparative quarter ended March 31, 2004, excluding the exceptional items that amounted to an after-tax net gain of $16.1 million, Amarin reported a net loss of $2.3 million.

05/25/2005—Announced that it had completed its previously announced registered direct offering with institutional and other accredited investors, including certain directors and executive officers of Amarin, of 13.7 million ADS for gross proceeds of $17.8 million. The proceeds of the offering, after deducting the placement agent’s fees and estimated offering expenses, will be approximately $16.7 million. After giving effect to Amarin’s redemption of $2 million of loan notes in connection with the purchase of shares by chairman, Mr. Thomas Lynch, the net proceeds will be approximately $14.7 million. Directors and executive officers of Amarin have purchased an aggregate of 3.5 million shares in the offering, inclusive of the 1.5 million shares issued on redemption of the loan notes, representing a total investment of approximately $4.5 million.

05/20/2005—Announced that it has accepted subscriptions of $17.8 million from institutional and other accredited investors, including certain directors and executive officers of Amarin, for 13.7 million ADS in a registered direct offering at a purchase price of $1.30 per share. This represented a discount of 13.3% to Amarin’s closing price on Wednesday, May 18. Leerink Swann & Company served as placement agent for the transaction.

Executive Informational Overview	Page 46

03/15/2005—Announced positive data analysis from a third exploratory Phase IIa clinical trial using Miraxion™ to treat depression. Miraxion™ was used as adjunct therapy (with either SSRIs or tricyclics) in 115 patients with treatment-unresponsive depression in a 12-week double-blind, placebo-controlled clinical trial. The HDRS was used as the primary efficacy measure. Although in the whole group Miraxion™ did not show a significant difference over placebo, an exploratory analysis demonstrated significant superiority (p<0.05) in the subgroup of depression patients (n=70) with melancholic characteristics using a repeated measurements design.

02/17/2005—Reported financial results for the quarter and full year ended December 31, 2004. For the quarter ended December 31, 2004, Amarin reported a net loss, including discontinued activities, of $4.8 million or $0.13 per ADS, compared with a net loss of $2.8 million or $0.15 per ADS in the quarter ended December 31, 2003. For the year ended December 31, 2004, Amarin reported net income, including discontinued activities, of $4.7 million or $0.21 per ADS, compared with a net loss of $19.3 million or $1.13 per ADS in the year ended December 31, 2003.

01/24/2005—Announced the appointments of Dr. Simon Kukes and Dr. Michael Walsh as non-executive directors.

01/12/2005—Announced positive data analysis from two exploratory Phase IIa clinical studies using Miraxion™ to treat depression. An analysis of the data from the two studies identified a significant clinical benefit with Miraxion™ for a sub-group of patients with specific symptomology.

11/11/2004—Reported a net loss for the quarter ended September 30, 2004, including discontinued activities, of $1.2 million or $0.06 per ADS, compared with a net loss of $5.8 million or $0.32 per ADS in the quarter ended September 30, 2003.

10/12/2004—Announced the successful closing of the acquisition of Laxdale Limited, a private neuroscience development company based in Stirling, Scotland. The acquisition provides Amarin with a significant neuroscience pipeline in clinical development for CNS disorders.

10/07/2004—Announced that it has completed a private placement of 13,448,546 ordinary shares to a group of new and existing accredited investors and management, raising gross proceeds to the Company of $12.75 million. The purchase price of $0.947 per share was based on the average closing price of Amarin’s ADS on NASDAQ for the ten trading days ended October 6, 2004.

10/01/2004—Announced that Mr. Thomas Lynch had signed an agreement to purchase the following securities in Amarin from Elan Corporation, plc and its subsidiaries: 4,653,819 Amarin ADS representing an approximate 25.9% shareholding on an undiluted basis; warrants to subscribe for 500,000 Amarin Ordinary Shares at an exercise price of US$1.90 per share; and US$5 million in principal amount of Amarin Secured 8% Loan Note, issued pursuant to a loan note instrument dated February 25, 2004. The board of Amarin has reviewed and approved the transaction after consultation with its advisers.

10/29/2004—Announced that it has signed a settlement agreement with Valeant Pharmaceuticals International resolving an outstanding dispute relating to the sale of Amarin Pharmaceuticals Inc. in February 2004.

10/24/2004—Announced the results of a gene variant data analysis from the initial Phase III clinical trial for Miraxion™ in HD. The analysis identifies a group of patients with a specific gene variant that experienced a significant response to Miraxion™. The initial twelve month, Phase III multi-center, double-blind, randomized placebo-controlled study of Miraxion™ was conducted in 2002 by Laxdale Limited with 135 enrolled patients with HD at six centers in the United States, Canada, the United Kingdom, and Australia.

07/29/2004—Reported a net loss for the quarter, including discontinued activities, of $3.2 million or $0.18 per ADS compared with a net loss of $7.0 million or $0.39 per ADS in the second quarter of 2003.

07/12/2004—Announced that it had signed a definitive agreement to acquire Laxdale Limited, a privately owned, neuroscience development company based in Stirling, Scotland. Laxdale’s development pipeline includes programs in HD, treatment-unresponsive depression, and other neurological disorders. Amarin previously licensed the U.S. rights to Miraxion™ for HD in November 2000.

Executive Informational Overview	Page 47

Glossary of Lesser-Known Terms

Activities of Daily Living (ADL)—A way to describe the functional status of a person. It is a tool in the biopsychosocial model of medicine, and is useful for assessing the elderly, the mentally ill, those with chronic diseases, and others. This is seen to include a number of components, though these are not strict rules.

Alpha-linolenic acid—A polyunsaturated fatty acid with 18 carbon atoms. The only omega-3 fatty acid found in vegetable products. It is most abundant in canola oil, a fatty acid essential for nutrition.

Alzheimer’s disease—A disease marked by the loss of cognitive ability, generally over a period of 10 to 15 years, and associated with the development of abnormal tissues and protein deposits in the cerebral cortex.

American Depository Share (ADS)—A negotiable U.S. depositary share that represents securities of a non-U.S. company being held in custody. A custodian bank in the issuer’s home country holds the foreign shares. An ADS is traded in U.S. dollars in the U.S. markets, and dividends are paid in U.S. dollars. American Depositary Shares are traded in lieu of the underlying foreign securities that remain in custody.

Amino acid—An organic compound containing an amino group (NH2), a carboxylic acid group (COOH), and any of various side groups, especially any of the 20 compounds that have the basic formula NH2CHRCOOH, and that link together by peptide bonds to form proteins or that function as chemical messengers and as intermediates in metabolism.

Amyotrophic Lateral Sclerosis (ALS)—A chronic, progressive disease marked by gradual degeneration of the nerve cells in the CNS that control voluntary muscle movement. The disorder causes muscle weakness and atrophy and usually results in death. Also called Lou Gehrig’s disease.

Analysis of Covariance (ANCOVA)—Test in statistics that is often implemented in computing packages. ANCOVA is a merger of ANOVA and regression for continuous variables.

Apoptosis—Disintegration of cells into membrane-bound particles that are then eliminated by phagocytosis or by shedding.

Arachidonic acid (AA)—An unsaturated fatty acid found in animal fats, which is essential in human nutrition and is a precursor in the biosynthesis of some prostaglandins.

Arteriosclerosis obliterans—Arteriosclerosis-producing narrowing and occlusion of the arterial lumen.

Ataxias—Loss of the ability to coordinate muscular movement.

Autosomal dominant—An abnormal gene on one of the autosomal (non-sex determining) chromosomes. Because it is dominant, it need only exist in the inherited chromosomes of one parent for it to cause disease. The chances of an autosomal dominant disorder being inherited are 50% if one parent has the gene.

Bech depression scale—Sub-scale of HDRS, measuring affective core symptoms of depression.

CAG repeat—An unstable trinucleotide repeat. The mutation associated with clinical manifestations of HD is a CAG trinucleotide repeat expansion in the HD gene. Together, the nucleotides C, A and G make up a codon that encodes the amino acid glutamine. So, when a gene has too many CAGs it encodes too many glutamines (aka polyglutamine).

Caudate—Having a tail or tail-like appendage.

Cerebral cortex—The extensive outer layer of gray matter of the cerebral hemispheres, largely responsible for higher brain functions, including sensation, voluntary muscle movement, thought, reasoning, and memory.

Executive Informational Overview	Page 48

Chorea—Any of various disorders of the nervous system marked by involuntary, jerky movements, especially of the arms, legs, and face, and by incoordination.

Clinical depression—Depression of sufficient severity to be brought to the attention of a physician and to require treatment.

Cyclo-oxygenase—An enzyme that catalyzes the conversion of arachidonic acid to prostaglandins, which is inactivated by aspirin, and that has two isoforms of which one is involved in the cascade of events producing the pain and inflammation of arthritis and the other is not.

Dementia—Deterioration of intellectual faculties, such as memory, concentration, and judgment, resulting from an organic disease or a disorder of the brain. It is sometimes accompanied by emotional disturbance and personality changes.

Dendrites—One of the threadlike extensions of the cytoplasm of a neuron. In unipolar and bipolar neurons, they resemble axons structurally, but typically, as in multipolar neurons, they branch into tree-like processes. Dendrites comprise most of the receptive surfaces of a neuron.

Desaturase enzyme—Any of several enzymes that put double bonds into the hydrocarbon areas of fatty acids.

Desaturation—Conversion of a saturated compound to an unsaturated compound by the removal of hydrogen.

Diffusion—The process of becoming diffused or widely spread, the spontaneous movement of molecules or other particles in solution, owing to their random thermal motion, to reach a uniform concentration throughout the solvent. A process requiring no addition of energy to the system.

Dihomogammalinolenic (DGLA)—20:3(n-6) an elongated bi-product of gammalinolenic acid. It is a precursor of 1 series prostaglandins.

Docosahexaenoic acid (DHA)—A long chain omega-3 fatty acid. It has 22 carbons and 6 cis double bonds (22:6n-3). DHA is derived from EPA. It is specifically localized in the retina and in brain.

Docosapentaenoic acid (DPA)—22:5(n-3) is derived from EPA. The (n-6) isomer is derived from AA.

Docosatrienes—Oxygenated bi-products of DHA.

Dystonias—Abnormal tonicity of muscle, characterized by prolonged, repetitive muscle contractions that may cause twisting or jerking movements of the body or a body part.

Eicosanoids—Any of a group of substances that are derived from arachidonic acid, including leukotrienes, prostaglandins, and thromboxanes.

Eicosapentaenoic acid (EPA)—One of the most important omega-3 cis polyunsaturated fatty acid. It has 20 carbons, 5 cis double bonds (20:5n-3). A precursor to potent eicosanoids, including, Resolvins and Prostaglandin E3. It competes with arachidonic pathway. EPA can also convert into DPA and DHA.

Epilepsy—Any of various neurological disorders characterized by sudden recurring attacks of motor, sensory, or psychic malfunction with or without loss of consciousness or convulsive seizures.

Essential Fatty Acids (EFAs)—Any fatty acid that cannot be synthesized by the human body and must be obtained from dietary sources (e.g., linoleic acid and linolenic acid).

Ester—Any of a class of organic compounds corresponding to the inorganic salts and formed from an organic acid and an alcohol.

Ethyl-EPA—Semi-synthetic ethyl-ester of eicosapentaenoic acid.

Executive Informational Overview	Page 49

Fast Track—A formal mechanism to interact with the FDA using approaches that are available to all applicants for marketing claims.

Gene—A hereditary unit consisting of a sequence of DNA that occupies a specific location on a chromosome and determines a particular characteristic in an organism. Genes undergo mutation when their DNA sequence changes. It has been estimated that in the human genome there are 30-35,000 genes, 42% of which code for proteins of unknown function.

Glycerol—A metabolic intermediate, but primarily of interest as the central structural component of the major classes of biological lipids, triglycerides, and phosphatidyl phospholipids. Also used as a cryoprotectant.

Hamilton Depression Rating Scale (HDRS)—One designed to score the severity of depression on the basis of a semi-structured interview eliciting depression-related symptoms.

Huntington’s disease (HD)—Progressive chorea that is inherited as an autosomal dominant trait, which usually begins in middle age and is characterized by choreiform movements and mental deterioration leading to dementia. It is accompanied by atrophy of the caudate nucleus and the loss of certain brain cells with a decrease in the level of several neurotransmitters.

Huntington’s Study Group (HSG)—A worldwide, not-for-profit group of physicians and other clinical researchers who are experienced in the care of HD patients and dedicated to clinical research in HD.

Hydrophilic—Having an affinity for water; readily absorbing or dissolving in water.

Hydrophobic—Repelling, tending not to combine with, or incapable of dissolving in water.

Hyperlipidemia[0]—An excess of fats or lipids in the blood. Also called hyperlipemia.

In vivo—Within a living organism.

Leukotrienes—Any of several lipid compounds that contain 20 carbon atoms, are related to prostaglandins, and mediate the inflammatory response.

Linoleic acid—An unsaturated fatty acid, C17H31COOH, considered essential to the human diet, that is an important component of drying oils, such as linseed oil.

Lipids—Biological molecules soluble in apolar solvents, but only very slightly soluble in water. They are a heterogenous group (being defined only on the basis of solubility) and include fats, waxes and terpenes.

Lipophilic—Having an affinity for, tending to combine with, or capable of dissolving in lipids.

Lipoxins—Endogenous eicosanoids biosynthetized in vivo at inflammation sites, are potential antiinflammatory mediators.

Lipoxygenases—Iron-containing enzymes that catalyse the dioxygenation of polyunsaturated fatty acids.

Magnetic Resonance Imaging (MRI)—Uses a powerful magnetic field and radio waves to alter the natural alignment of hydrogen atoms within the body. Computers record the activity of the hydrogen atoms and translate that into images to obtain two-dimensional views of an internal organ or structure, especially the brain and spinal cord. These images are used to assess response to treatment, especially cancer chemotherapy or radiation therapy.

Major depressive disorder (MDD)—A mood disorder having a clinical course involving one or more episodes of serious psychological depression that last two or more weeks each, do not have intervening episodes of mania or hypomania, and are characterized by a loss of interest or pleasure in almost all activities and by some or all of disturbances of appetite, sleep, or psychomotor functioning, a decrease in energy, difficulties in thinking or making decisions, loss of self-esteem or feelings of guilt, and suicidal thoughts or attempts.

Executive Informational Overview	Page 50

Melancholic—Characterized by or causing or expressing sadness.

Mitochondria—A spherical or elongated organelle in the cytoplasm of nearly all eukaryotic cells, containing genetic material and many enzymes important for cell metabolism, including those responsible for the conversion of food to usable energy. Also called chondriosome.

Monotherapy—A therapy which uses only one drug.

Multiple Sclerosis (MS)—A chronic autoimmune disease of the CNS in which gradual destruction of myelin occurs in patches throughout the brain or spinal cord or both, interfering with the nerve pathways and causing muscular weakness, loss of coordination, and speech and visual disturbances.

Neuroprotectins—A neuroprotective drug that protects against or helps repair the damaging effects of neurotoxins.

Neurotransmitters—Endogenous signaling molecules that alter the behaviour of neurons or effector cells. Neurotransmitter is used here in its most general sense, including not only messengers that act directly to regulate ion channels, but also those that act through second messenger systems, and those that act at a distance from their site of release. Included are neuromodulators, neuroregulators, neuromediators, and neurohumors, whether or not acting at synapses.

New Drug Application (NDA)—The vehicle through which drug sponsors formally propose that the FDA approve a new pharmaceutical for sale and marketing in the U.S.

Nuclear magnetic resonance (NMR)—The absorption of electromagnetic radiation of a specific frequency by an atomic nucleus that is placed in a strong magnetic field, used especially in spectroscopic studies of molecular structure and in medicine to measure rates of metabolism.

Orphan drug status—Designation given to either a rare disease that affects fewer than 200,000 people, or a common disease that has been ignored because it is less prominent in the U.S., compared with developing nations. According to the NIH, there are approximately 6,000 of these diseases.

Osmosis—Diffusion of fluid through a semi-permeable membrane from a solution with a low solute concentration to a solution with a higher solute concentration until there is an equal concentration of fluid on both sides of the membrane.

Oxidation—The process whereby fatty acids are degraded in steps, losing 2 carbons as (acetyl) CoA. Involves CoA ester formation, desaturation, hydroxylation, and oxidation before each cleavage.

Parkinson’s disease—A chronic progressive nervous disease chiefly of later life that is linked to decreased dopamine production in the substantia nigra and is marked by tremor and weakness of resting muscles and by a shuffling gait.

Patent Cooperation Treaty(PCT)—Provides a unified procedure for filing patent applications to protect inventions worldwide, or more precisely in about 125 countries. A single filing results in a single search accompanied with a written opinion (and optionally a preliminary examination), after which the examination (if provided by national law) and grant procedures are handled by the relevant national or regional authorities. The PCT does not lead to the grant of an “international patent,” which does not exist.

Phosphatidyl-ethanolamine—Any of a group of phospholipids that occur especially in blood plasma and in the white matter of the central nervous system called also cephalin.

Phospholipase A2 (PLA2)—A key enzyme involved in the release of arachidonic acid from the cell membrane. Inhibition of PLA2by lipocortins results to a decrease in inflammation.

Phospholipid—Any of various phosphorous-containing lipids, such as lecithin and cephalin, that are composed mainly of fatty acids, a phosphate group, and a simple organic molecule.

Executive Informational Overview	Page 51

Photodynamic therapy (PDT)—A treatment for cancer involving three key components: a photosensitizer, light, and tissue oxygen. It is also being investigated for treatment of psoriasis, age-related macular degeneration, and acne.

Plasma membrane—A thin membrane around the cytoplasm of a cell; controls passage of substances in and out of the cell.

Polyunsaturated Fatty Acids (PUFA)—Long-chain fatty acids containing two or more double bonds. They provide structural & functional characteristics, and are involved in a wide range of biological components including membranes (in phospholipids). They are involved in regulating architecture, dynamics, phase transitions and permeability of membranes, and control of membrane-associated process.

Prostaglandins—Any of a group of potent hormone-like substances that are produced in various mammalian tissues, are derived from arachidonic acid, and mediate a wide range of physiological functions, such as control of blood pressure, contraction of smooth muscle, and modulation of inflammation.

Protein—A large molecule composed of one or more chains of amino acids in a specific order. The order is determined by the base sequence of nucleotides in the gene that codes for the protein. Proteins are required for the structure, function, and regulation of the body’s cells, tissues, and organs. Each protein has unique functions.

Psoriasis—A non-contagious inflammatory skin disease characterized by recurring reddish patches covered with silvery scales.

Putamen—The outer, larger, and darker gray of the three portions into which the lentiform nucleus of the brain is divided.

Quaternary structure—The structure formed by the non-covalent interaction of two or more macromolecules, such as that formed by four globin protein molecules to make hemoglobin or that formed by histones interacting with DNA to make a nucleosome.

Receptors—A molecular structure or site on the surface or interior of a cell that binds with substances such as hormones, antigens, drugs, or neurotransmitters.

Resolvins—Compounds that are made by the human body from eicosapentaenoic acid (EPA). Experimental evidence indicates that Resolvins reduce cellular inflammation by inhibiting the production and transportation of inflammatory cells and chemicals to the sites of inflammation.

Saturated—Of or relating to an organic compound, especially a fatty acid, containing the maximum number of hydrogen atoms and only single bonds between the carbon atoms.

Selective serotonin reuptake inhibitors (SSRIs)—Any of a class of antidepressants (as fluoxetine or sertraline) that inhibit the inactivation of serotonin by blocking its reuptake by presynaptic nerve cell endings.

Special Protocol Assessment—A process under which the FDA provides evaluation and guidance on clinical trial protocols for Phase III trials.

Synapses—The side-by-side association of homologous paternal and maternal chromosomes during the first prophase of meiosis.

Tardive dyskinesia—A chronic disorder of the nervous system characterized by involuntary jerky movements of the face, tongue, jaws, trunk, and limbs, usually developing as a late side effect of prolonged treatment with antipsychotic drugs.

Triglycerides—A naturally-occurring ester of three fatty acids and glycerol that is the chief constituent of fats and oils.

Executive Informational Overview	Page 52

Unified Huntington’s Disease Rating Scale (UHDRS)—A research tool which has been developed by the Huntington Study Group (HSG) to provide a uniform assessment of the clinical features and course of HD.

Unsaturated—Of or relating to an organic compound, especially a fatty acid, containing one or more double or triple bonds between the carbon atoms.

Executive Informational Overview	Page 53

Intentionally blank.

Executive Informational Overview	Page 54

Intentionally blank.

Executive Informational Overview	Page 55

Jeffrey J. Kraws and Karen B. Goldfarb Phone: 609-306-2274 Fax: 609-395-9339 Email: eio@crystalra.com Web: www.crystalra.com

Legal Notes and Disclosures: This report has been prepared by Amarin Corporation plc, (the “Company”) with the assistance of Crystal Research Associates, LLC. (“CRA”) based upon information provided by the Company. CRA has not independently verified such information. In addition, CRA has been compensated by the Company in cash of $45,000 and 150,000 warrants for its services in creating this report, for updates, and for printing costs.

Some of the information in this report relates to future events or future business and financial performance. Such statements constitute forward-looking information within the meaning of the Private Securities Litigation Act of 1995. Such statements can be only predictions and the actual events or results may differ from those discussed due to, among other things, the risks described in Amarin Corporation plc’s, reports on Forms 6-K, 20-F, and other forms filed with the Securities and Exchange Commission (“SEC”) from time to time. The content of this report with respect to Amarin Corporation plc has been compiled primarily from information available to the public released by Amarin Corporation plc. Amarin Corporation plc is solely responsible for the accuracy of that information. Information as to other companies has been prepared from publicly available information and has not been independently verified by Amarin Corporation plc or CRA. [Certain summaries of scientific activities and outcomes have been condensed to aid the reader in gaining a general understanding.] For more complete information about Amarin Corporation plc, the reader is directed to the Company’s website at www.amarincorp.com. This report is published solely for information purposes and is not to be construed as an offer to sell or the solicitation of an offer to buy any security in any state. Past performance does not guarantee future performance. Free additional information about Amarin Corporation plc, and its public filings, as well as free copies of this report can be obtained in either a paper or electronic format by calling +44 (0) 20 7499 9009.